     As filed with the Securities and Exchange Commission on April 7, 1997.

                                                  Registration No. 333-

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-4

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933



                              NASL VARIABLE ACCOUNT
                           (Exact name of Registrant)

                 NORTH AMERICAN SECURITY LIFE INSURANCE COMPANY
                               (Name of Depositor)

                              116 Huntington Avenue
                           Boston, Massachusetts 02116
              (Address of Depositor's Principal Executive Offices)

                                 (617) 266-6008
               (Depositor's Telephone Number Including Area Code)



          James D. Gallagher                            Copy to:
     Vice President, Secretary and                J. Sumner Jones, Esq.
            General Counsel                          Jones & Blouch
     North American Security Life          1025 Thomas Jefferson Street, N.W.
           Insurance Company                      Washington, DC 20007
           73 Tremont Street
      Boston, Massachusetts 02108

(Name and Address of Agent for Service)





Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this registration statement.

Individual Deferred Combination Fixed and Variable Annuity Contracts -- Pursuant to Rule 24f-2 under the Investment Company Act of 1940, an indefinite number of securities is being registered by the Registration Statement

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.

                              NASL VARIABLE ACCOUNT

                  CROSS REFERENCE TO ITEMS REQUIRED BY FORM N-4

N-4 Item                            Caption in Prospectus
Part A                              ---------------------
------


1...................................Cover Page
2...................................Special Terms
3...................................Summary
4...................................Performance Data;
                                    Financial Statements
5...................................General Information about
                                    North American Security Life
                                    Insurance Company, NASL
                                    Variable Account and NASL
                                    Series Trust
6...................................Charges and Deductions;
                                    Withdrawal Charge; Reduction
                                    or Elimination of Withdrawal
                                    Charge; Administration Fees;
                                    Distribution Fee; Mortality and Expense Risk
                                    Charge; Taxes; Appendix A; Appendix B
7...................................Accumulation Provisions;
                                    Company Approval;
                                    Purchase Payments;
                                    Accumulation
                                    Units; Net
                                    Investment Factor;
                                    Transfers Among
                                    Investment
                                    Options; Telephone
                                    Transactions;
                                    Special Transfer
                                    Services - Dollar
                                    Cost Averaging;
                                    Asset Rebalancing
                                    Program;
                                    Withdrawals;
                                    Special Withdrawal
                                    Services the
                                    Income Plan;
                                    Contract Owner
                                    Inquiries; Other
                                    Contract
                                    Provisions;
                                    Ownership;
                                    Beneficiary;
                                    Modification
8...................................Annuity Provisions; General;
                                    Annuity Options; Determination of Amount
                                    of the First Variable Annuity Payment;
                                    Annuity Units and the Determination of
                                    Subsequent Variable Annuity
                                    Payments; Transfers After Maturity Date
9...................................Accumulation Provisions;
                                    Death Benefit Before
                                    Maturity Date; Annuity
                                    Provisions; Death Benefit
                                    on or After Maturity Date


10..................................Accumulation Provisions;
                                    Purchase Payments; Accumula-
                                    tion Units; Value of Accumula-
                                    tion Units; Net Investment
                                    Factor; Distribution of
                                    Contracts
11..................................Withdrawals; Restrictions
                                    under the Texas Optional
                                    Retirement Program; Accumula-
                                    tion Provisions; Purchase
                                    Payments; Other Contract
                                    Provisions; Ten Day Right to
                                    Review
12..................................Federal Tax Matters; Intro-
                                    duction; The Company's Tax
                                    Status; Taxation of Annuities
                                    in General; Diversification
                                    Requirements; Qualified
                                    Retirement Plans
13..................................Legal Proceedings
14..................................Statement of Additional
                                    Information - Table of Contents


Part B .............................Caption in Statement of
------                              Additional Information
                                    ----------------------

15..................................Cover Page
16..................................Table of Contents
17..................................General History and
 .........                           Information.
18..................................Services-Accountants;
 .........                           Services-Servicing Agent
19..................................Not Applicable
20..................................Services - Principal Underwriter
21..................................Performance Data
22..................................Not Applicable
23..................................Financial Statements

                                     PART A



                      INFORMATION REQUIRED IN A PROSPECTUS

    Annuity Service Office                               Mailing Address
     116 Huntington Avenue                            Post Office Box 9230
  Boston, Massachusetts 02116                         Boston, Massachusetts
        (617) 266-6008                                     02205-9230
        (800) 344-1029

--------------------------------------------------------------------------------
                              NASL VARIABLE ACCOUNT
--------------------------------------------------------------------------------
                                       OF

                 NORTH AMERICAN SECURITY LIFE INSURANCE COMPANY


                  FLEXIBLE PURCHASE PAYMENT INDIVIDUAL DEFERRED
                 COMBINATION FIXED AND VARIABLE ANNUITY CONTRACT
                                NON-PARTICIPATING

     This Prospectus describes a flexible purchase payment individual deferred fixed and variable annuity contract (the "contract") issued by North American Security Life Insurance Company ("the Company"), a stock life insurance company the ultimate parent of which is The Manufacturers Life Insurance Company ("Manulife"). The contract is designed for use in connection with retirement plans which may or may not qualify for special federal income tax treatment.

         The contract provides for the accumulation of contract values and the payment of annuity benefits on a variable and/or fixed basis. The contract offers thirty-five investment options: thirty-four variable and a one year fixed account. The contract value during the accumulation period and annuity payments, if selected on a variable basis, will vary according to the investment performance of the sub-accounts of NASL Variable Account (the "Variable Account"). The Variable Account is a separate account established by the Company. Purchase payments and earnings on those purchase payments may be allocated to and transferred among one or more of thirty-four sub-accounts of the Variable Account. The assets of each sub-account are invested in shares of NASL Series Trust (the "Trust"), a mutual fund having an investment portfolio for each sub-account of the Variable Account (see the accompanying Prospectus of the Trust). Fixed contract values may be accumulated under the one year fixed account investment option. Except as specifically noted herein and as set forth under the caption "FIXED ACCOUNT INVESTMENT OPTION" below, this prospectus describes only the variable portion of the contract.

     Shares of the Trust are not deposits or obligations of, or guaranteed or endorsed by, any bank, and the shares are not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board, or any other agency.

     Additional information about the contract and the Variable Account is contained in a Statement of Additional Information, dated the same date as this Prospectus, which has been filed with the Securities and Exchange Commission (the "Commission") and is incorporated herein by reference. The Statement of Additional Information is available without charge upon request by writing the Company at the above address or telephoning (617) 266-6008. In addition, the Commission maintains a Web site (http://www.sec.gov) that contains the Statement of Additional Information, material incorporated by reference, and other information regarding registrants that file electronically with the Commission. The table of contents for the Statement of Additional Information is included on page ___ of this Prospectus.

PLEASE READ THIS PROSPECTUS CAREFULLY AND KEEP IT FOR FUTURE REFERENCE. IT CONTAINS INFORMATION ABOUT THE VARIABLE ACCOUNT AND THE VARIABLE PORTION OF THE CONTRACT THAT A PROSPECTIVE PURCHASER SHOULD KNOW BEFORE INVESTING.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



                  The date of this Prospectus is ________, 1997


                                                    TABLE OF CONTENTS


SPECIAL TERMS ............................................             Taxes ...............................................

SUMMARY...................................................
TABLE OF ACCUMULATION UNIT VALUES.........................        FEDERAL TAX MATTERS ......................................
GENERAL INFORMATION ABOUT NORTH                                      INTRODUCTION ..........................................
AMERICAN SECURITY LIFE INSURANCE                                     THE COMPANY'S TAX STATUS ..............................
COMPANY, NASL VARIABLE ACCOUNT AND                                   TAXATION OF ANNUITIES IN GENERAL ......................
NASL SERIES TRUST.........................................             Tax Deferral During Accumulation Period .............
     North American Security Life Insurance Company.......             Taxation of Partial and Full Withdrawals ............
     NASL Variable Account................................             Taxation of Annuity Payments ........................
     NASL Series Trust....................................             Taxation of Death Benefit Proceeds ..................
DESCRIPTION OF THE CONTRACT ..............................             Penalty Tax on Premature Distributions ..............
   ACCUMULATION PROVISIONS ...............................             Aggregation of Contracts ............................
     Purchase Payments ...................................           QUALIFIED RETIREMENT PLANS ............................
     Payment Enhancements.................................             Qualified Plan Types ................................
     Accumulation Units ..................................             Direct Rollovers ....................................
     Value of Accumulation Units .........................           FEDERAL INCOME TAX WITHHOLDING.........................
     Net Investment Factor ...............................        GENERAL MATTERS...........................................
     Transfers Among Investment Options ..................             Tax Deferral.........................................
     Maximum Number of Investment Options.................             Performance Data.....................................
     Telephone Transactions ..............................             Financial Statements.................................
     Special Transfer Services - Dollar Cost Averaging....             Asset Allocation and Timing Services.................
     Asset Rebalancing Program............................             Restrictions Under the Texas Optional
     Withdrawals..........................................                  Retirement Program..............................
     Telephone Redemptions ...............................             Distribution of Contracts ...........................
     Special Withdrawal Services - the Income Plan .......             Contract Owner Inquiries.............................
     Loans................................................             Legal Proceedings ...................................
     Death Benefit Before Maturity Date...................             Other Information ...................................
   ANNUITY PROVISIONS ....................................        STATEMENT OF ADDITIONAL INFORMATION-
     General .............................................           TABLE OF CONTENTS......................................
     Annuity Options .....................................        APPENDIX A:  EXAMPLES OF CALCULATION OF
     Determination of Amount of the First Variable                   WITHDRAWAL CHARGE......................................
     Annuity Payment......................................        APPENDIX B:  STATE PREMIUM TAXES..........................
     Annuity Units and the Determination of                       APPENDIX C:  MAXIMUM MATURITY AGES
        Subsequent Variable Annuity Payments .............           IN PENNSYLVANIA........................................
     Transfers After Maturity Date .......................        APPENDIX D:  EXAMPLES OF PAYMENT
     Death Benefit on or After Maturity Date..............           Enhancement CALCULATION................................
   OTHER CONTRACT PROVISIONS .............................
     Ten Day Right to Review .............................
     Ownership ...........................................
     Annuitant ...........................................
     Beneficiary .........................................
     Modification ........................................
     Company Approval ....................................
     Misstatement and Proof of Age, Sex or Survival.......
FIXED ACCOUNT INVESTMENT OPTION...........................
CHARGES AND DEDUCTIONS ...................................
     Withdrawal Charges ..................................
     Reduction or Elimination of Withdrawal Charges ......
     Administration Fees..................................
     Mortality and Expense Risk Charge ...................


                                  SPECIAL TERMS

     The following terms as used in this Prospectus have the indicated meanings:

     Accumulation Unit - A unit of measure that is used to calculate the value of the variable portion of the contract before the maturity date.

     Annuitant - Any natural person or persons whose life is used to determine the duration of annuity payments involving life contingencies. If the contract owner names more than one person as an "annuitant," the second person named shall be referred to as "co-annuitant." The "annuitant" and "co-annuitant" will be referred to collectively as "annuitant." The "annuitant" is as designated on the contract specification page or in the application, unless changed.

     Annuity Option - The method selected by the contract owner for annuity payments made by the Company. At the maturity date, the Company will provide a variable annuity with payments guaranteed for 10 years and for the lifetime of the annuitant, if the annuitant lives more than 10 years. This will be the annuity option under the contract unless changed.

     Annuity Service Office - The service office of the Company is P.O. Box 9230, Boston, Massachusetts 02205-9230.

     Annuity Unit - A unit of measure that is used after the maturity date to calculate variable annuity payments.

     Beneficiary - The person, persons or entity entitled to the death benefit under the contract upon the death of a contract owner or, in certain circumstances, an annuitant. The beneficiary is as specified in the application, unless changed. If there is a surviving contract owner, that person will be deemed the beneficiary.

     Contingent Beneficiary - The person, persons or entity to become the beneficiary if the beneficiary is not alive. The contingent beneficiary is as specified in the application, unless changed.

     Contract Anniversary - The anniversary of the contract date.

     Contract Date - The date of issue of the contract.

     Contract Value - The total of the investment account values and, if applicable, any amount in the loan account attributable to the contract.

     Contract Year - The period of twelve consecutive months beginning on the contract date or any anniversary thereof.

     Debt - Any amounts in the loan account attributable to the contract plus any accrued loan interest. The loan provision is applicable to certain qualified contracts only.

     Due Proof of Death - Due Proof of Death is required upon the death of the contract owner or annuitant, as applicable. One of the following must be received at the Annuity Service Office within one year of the date of death:

     (a)  A certified copy of a death certificate;
     (b) A certified copy of a decree of a court of competent jurisdiction as to the finding of death; or
     (c)  Any other proof satisfactory to us.

Death Benefits will be paid within 7 days of receipt of due proof of death and all required claim forms by the Company's Annuity Service Office.

     Fixed Annuity - An annuity option with payments which are predetermined and guaranteed as to dollar amount.

     General Account - All the assets of the Company other than assets in separate accounts.

     Investment Account - An account established by the Company which represents a contract owner's interest in an investment option prior to the maturity date.

     Investment Account Value - The value of a contract owner's investment in an investment account.

     Investment Options - The investment choices available to contract owners. Currently, there are thirty-four variable account investment options and a one year fixed investment option under the contract.

     Loan Account - The portion of the general account that is used for collateral when a loan is taken.

     Maturity Date - The date on which annuity benefits commence. The maturity date is the date specified on the contract specifications page and is generally the first day of the month following the later of the annuitant's 85th birthday or the tenth contract anniversary, unless changed.

     Net Purchase Payment - The purchase payment less the amount of premium tax, if any, plus any applicable payment enhancement.

     Non-Qualified Contracts - Contracts which are not issued under qualified plans.

     Owner or Contract Owner - The person, persons (co-owner) or entity entitled to all of the ownership rights under the contract. The owner has the legal right to make all changes in contractual designations where specifically permitted by the contract. The owner is as specified in the application, unless changed.

     Payment Enhancement - The amount added to the contract by the Company at the time a contract owner makes a purchase payment.

     Portfolio or Trust Portfolio - A separate investment portfolio of the Trust, a mutual fund in which the Variable Account invests, or of any successor mutual fund.

     Purchase Payment - An amount paid by a contract owner to the Company as consideration for the benefits provided by the contract.

     Qualified Contracts - Contracts issued under qualified plans.

     Qualified Plans - Retirement plans which receive favorable tax treatment under Section 401, 403, 408 or 457 of the Internal Revenue Code of 1986, as amended.

     Separate Account - A segregated account of the Company that is not commingled with the Company's general assets and obligations.

     Sub-Account(s) - One or more of the sub-accounts of the Variable Account. Each sub-account is invested in shares of a different Trust portfolio.

     Valuation Date - Any date on which the New York Stock Exchange is open for business and the net asset value of a Trust portfolio is determined.

     Valuation Period - Any period from one valuation date to the next, measured from the time on each such date that the net asset value of each portfolio is determined.

     Variable Account - The Variable Account, which is a separate account of the Company.

     Variable Annuity - An annuity option with payments which: (1) are not predetermined or guaranteed as to dollar amount, and (2) vary in relation to the investment experience of one or more specified sub-accounts.

                                     SUMMARY

     The Contract. The contract offered by this Prospectus is a flexible purchase payment individual deferred combination fixed and variable annuity contract. The contract provides for the accumulation of contract values and the payment of annuity benefits on a variable and/or fixed basis.

     Retirement Plans. The contract may be issued pursuant to either non-qualified retirement plans or plans qualifying for special income tax treatment under the Internal Revenue Code, such as individual retirement accounts and annuities, pension and profit-sharing plans for corporations and sole proprietorships/partnerships ("H.R. 10" and "Keogh" plans), tax-sheltered annuities, and state and local government deferred compensation plans. (See "QUALIFIED RETIREMENT PLANS")

     Purchase Payments. A contract may be issued upon the making of an initial purchase payment of $10,000 or more. Minimum subsequent purchase payments must be $30. Purchase payments may be made at any time, except that if a purchase payment would cause the contract value to exceed $1,000,000, or the contract value already exceeds $1,000,000, additional purchase payments will be accepted only with the prior approval of the Company. The Company may, at its option, cancel a contract at the end of any two consecutive contract years in which no purchase payments have been made, if both (i) the total purchase payments made over the life of the contract, less any withdrawls, are less than $2,000; and
(ii) the contract value at the end of such two year period is less than $2,000. The cancellation of contract privileges may vary in certain states in order to comply with the requirements of insurance laws and regulations in such state. (See "PURCHASE PAYMENTS")

     Payment Enhancement. At the time a purchase payment is paid to the Company by a contract owner, the Company will add a payment enhancement to the owner's contract. The payment enhancement depends on the cumulative amount of purchase payments. The next higher payment enhancement may be applied to the initial payment. To receive the higher percentage the contract owner must provide satisfactory evidence that the total payments within 13 months of the issue date will be equal to or in excess of the next payment enhancement cumulative purchase payment breakpoint. If total purchase payments received within the 13 month period do not equal or exceed the amount approved, the Company reserves the right to recover from the contract the excess payment enhancement added to the contract. The payment enhancement is funded from the Company's general account. The payment enhancement is allocated among investment options in the same proportion as the applicable purchase payment. The amount available as a death benefit is reduced by payment enhancements applied in the prior 12 month period (See "DEATH BENEFIT BEFORE MATURITY DATE"). The amount returned if the contract owner exercises his or her right to return the contract during the "ten day right to review" period is reduced by any payment enhancements applied. (See "TEN DAY RIGHT TO REVIEW"). (See generally "PAYMENT ENHANCEMENT")

     Investment Options. Purchase payments may be allocated among the thirty-five investment options currently available under the contract: thirty-four variable account investment options and a one year fixed investment option. Due to current administrative capabilities, a contract owner is limited to a maximum of seventeen investment options (including all fixed account investment options) during the period prior to the maturity date of the contract. The thirty-four variable investment options are the thirty-four sub-accounts of the Variable Account, a separate account established by the Company. The sub-accounts invest in corresponding portfolios of the Trust: the Pacific Rim Emerging Markets Trust, the Science & Technology Trust, the International Small Cap Trust, the Emerging Growth Trust, the Pilgrim Baxter Growth Trust, the Small/Mid Cap Trust, the International Stock Trust, the Worldwide Growth Trust, the Global Equity Trust, the Growth Trust, the Equity Trust, the Quantitative Equity Trust, the Blue Chip Growth Trust, the Real Estate Securities Trust, the Value Trust, the International Growth and Income Trust, the Growth and Income Trust, the Equity-Income Trust, the Balanced Trust, the Aggressive Asset Allocation Trust, the High Yield Trust, the Moderate Asset Allocation Trust, the Conservative Asset Allocation Trust, the Strategic Bond Trust, the Global Government Bond Trust, the Capital Growth Bond Trust, the Investment Quality Bond Trust, the U.S. Government Securities Trust, the Money Market Trust, the Lifestyle Aggressive 1000 Trust, the Lifestyle Growth 820 Trust, the Lifestyle Balanced 640 Trust, the Lifestyle Moderate 460 Trust and the Lifestyle Conservative 280 Trust (see the accompanying Prospectus of the Trust). The contract value during the accumulation period and monthly annuity payments, if selected on a variable basis, will reflect the investment performance of the sub-accounts selected. (See "NASL VARIABLE ACCOUNT"). Purchase payments may also be allocated to the one year fixed account investment option. Under the fixed account investment option, the Company guarantees the principal value of purchase payments and the rate of interest credited to the investment account for the term of the guarantee period. The portion of the contract value in the fixed account investment option and monthly annuity payments, if selected on a fixed basis, will reflect such interest and principal guarantees. (See "FIXED ACCOUNT INVESTMENT OPTION"). Subject to certain regulatory limitations, the Company may elect to add, subtract or substitute investment options.

     Transfers. Prior to the maturity date, amounts may be transferred among the investment options. After the maturity date, amounts may be transferred from one sub-account to another. There is no transaction charge for transfers. Transfers from any investment account must be at least $300 or, if less, the entire balance in the investment account. If, after the transfer the amount remaining in the Investment Account of the contract from which the transfer is made is less than $100, then the Company will transfer the entire amount instead of the requested amount. The Company may impose certain additional limitations on transfers. (See "TRANSFERS AMONG INVESTMENT OPTIONS" and "TRANSFERS AFTER MATURITY DATE"). Transfer privileges may also be used under a special service offered by the Company to dollar cost average an investment in the contract. (See "SPECIAL TRANSFER SERVICES - DOLLAR COST AVERAGING")

     Withdrawals. Prior to the earlier of the maturity date or the death of the contract owner, the owner may withdraw all or a portion of the contract value. The amount withdrawn from any investment account must be at least $300 or, if less, the entire balance of the investment account. If a partial withdrawal plus any applicable withdrawal charge would reduce the contract value to less than $300, the withdrawal request will be treated as a request to withdraw the entire contract value. A withdrawal charge and an administration fee may be imposed. (See "WITHDRAWALS") A withdrawal may be subject to a penalty tax. (See "FEDERAL TAX MATTERS") Withdrawal privileges may also be exercised pursuant to the Company's systematic withdrawal plan service. (See "SPECIAL WITHDRAWAL SERVICES
- SYSTEMATIC WITHDRAWAL PLAN")

     Loans. The Company offers a loan privilege to owners of contracts issued in connection with Section 403(b) qualified plans that are not subject to Title I of ERISA. Owners of such contracts may obtain loans using the contract as the only security for the loan. The effective cost of a contract loan is 2% per year of the amount borrowed. (See "LOANS")

     Death Benefits. The Company will pay the death benefit described below (which, as defined, is net of any debt) to the beneficiary if any contract owner dies before the maturity date. If there is a surviving contract owner, that contract owner will be deemed to be the beneficiary. No death benefit is payable on the death of any annuitant, except that if any contract owner is not a natural person, the death of any annuitant will be treated as the death of an owner. The death benefit will be determined as of the date on which written notice and proof of death and all required claim forms are received at the Company's Annuity Service Office.

     If any contract owner dies and the oldest owner had an attained age of less than 81 years on the contract date, the death benefit will be determined as follows: The death benefit during the first nine contract years will be the greater of: (a) the contract value less any payments enhancements applied in the 12 month period prior to the date of death, or (b) the excess of (i) the sum of all purchase payments less any payment enhancements applied in the 12 month period prior to the date of death over (ii) the sum of any amounts deducted in connection with partial withdrawals. After the ninth contract year the death benefit will be the greater of : (a) the contract value less any payment enhancements applied in the 12 month period prior to the date of death or (b) the excess of (i) the sum of all purchase payments less any payment enhancements applied in the 12 month period prior to the date of death over (ii) the sum of any amounts deducted in connection with partial withdrawals or (c) the death benefit on the last day of the ninth contract year, plus the sum of all purchase payments made and less any amount deducted in connection with partial withdrawals since then, and less any payment enhancements applied in the 12 month period prior to the date of death.

     If any contract owner dies and the oldest owner had an attained age greater than 80 on the contract date, the death benefit will be the contract value less any applicable withdrawal charges. If there is any debt under the contract, the death benefit equals the death benefit, as described above, less such debt. (See "DEATH BENEFIT BEFORE MATURITY DATE"). If the annuitant dies after the maturity date and annuity payments have been selected based on an annuity option providing for payments for a guaranteed period, the Company will make the remaining guaranteed payments to the beneficiary. (See "DEATH BENEFIT ON OR AFTER MATURITY DATE").

     Annuity Payments. The Company offers a variety of fixed and variable annuity options. Periodic annuity payments will begin on the maturity date. The contract owner selects the maturity date, frequency of payment and annuity option. (See "ANNUITY PROVISIONS")

     Ten Day Review. Within 10 days of receipt of a contract, the contract owner may cancel the contract by returning it to the Company. (See "TEN DAY RIGHT TO REVIEW")

     Charges and Deductions. The following table and Example are designed to assist contract owners in understanding the various costs and expenses that contract owners bear directly and indirectly. The table reflects expenses of the separate account and the underlying portfolio company. In addition to the items listed in the following table, premium taxes may be applicable to certain contracts. The items listed under "Contract Owner Transaction Expenses" and "Separate Account Annual Expenses" are more completely described in this Prospectus (see "CHARGES AND DEDUCTIONS"). The items listed under "Trust Annual Expenses" are described in detail in the accompanying Trust Prospectus to which reference should be made.

CONTRACT OWNER TRANSACTION EXPENSES


     Deferred sales load (as percentage of purchase payments)*


     NUMBER OF COMPLETE YEARS
   PURCHASE PAYMENT IN CONTRACT                  WITHDRAWAL CHARGE PERCENTAGE

                0                                          8.5%
                1                                          8.5%
                2                                          8%
                3                                          7%
                4                                          6%
                5                                          5%
                6                                          4%
                7                                          3%
                8                                          2%
                9                                          0%



ANNUAL CONTRACT FEE...............................................    $40(1)

     (1) The $40 annual administration fee will not be assessed prior to the maturity date if at the time of its assessment the sum of all investment accounts is greater than or equal to $100,000.



SEPARATE ACCOUNT ANNUAL EXPENSES
(as a percentage of average account value)


Mortality and expense risk fees....................................  1.25%
Administration fee ................................................  0.30%

Total Separate Account Annual Expenses.............................  1.55%



TRUST ANNUAL EXPENSES
(as a percentage of Trust average net assets)


                                         MANAGEMENT      OTHER             TOTAL TRUST
TRUST PORTFOLIO                             FEES         EXPENSES        ANNUAL EXPENSES

----------------------------------------------------------------------------------------

Pacific Rim Emerging Markets........       0.850%         0.300%              1.150%
Science & Technology................       1.100%         0.100%*             1.200%
International Small Cap.............       1.100%         0.190%              1.290%
Emerging Growth.....................       1.050%         0.100%*             1.150%
Pilgrim Baxter Growth...............       1.050%         0.300%*             1.350%
Small/Mid Cap.......................       1.000%         0.100%              1.100%
International Stock.................       1.050%         0.200%*             1.250%
Worldwide Growth....................       1.000%         0.300%*             1.300%
Global Equity.......................       0.900%         0.110%              1.010%


Growth..............................       0.850%          0.160%             1.010%
Equity..............................       0.750%          0.050%             0.800%
Quantitative Equity**...............       0.700%**        0.060%             0.760%**
Blue Chip Growth....................       0.925%          0.050%             0.975%
Real Estate Securities**............       0.700%**        0.100%             0.800%**
Value...............................       0.800%          0.050%*            0.850%
International Growth and Income.....       0.950%          0.160%             1.110%
Growth and Income...................       0.750%          0.050%             0.800%
Equity-Income.......................       0.800%          0.050%             0.850%
Balanced............................       0.800%          0.150%*            0.950%
Aggressive Asset Allocation.........       0.750%          0.150%             0.900%
High Yield..........................       0.775%          0.145%*            0.920%
Moderate Asset Allocation...........       0.750%          0.090%             0.840%
Conservative Asset Allocation.......       0.750%          0.120%             0.870%
Strategic Bond......................       0.775%          0.085%             0.860%
Global Government Bond..............       0.800%          0.100%             0.900%
Capital Growth Bond**...............       0.650%**        0.100%             0.750%**
Investment Quality Bond.............       0.650%          0.080%             0.730%
U.S. Government Securities..........       0.650%          0.060%             0.710%
Money Market........................       0.500%          0.050%             0.550%


                                     MINIMUM TOTAL TRUST        MAXIMUM TOTAL TRUST
                                      ANNUAL EXPENSES***        ANNUAL EXPENSES****

Lifestyle Aggressive 1000#                  0.760%                    1.350%
Lifestyle Growth 820#                       0.720%                    1.260%
Lifestyle Balanced 640#                     0.680%                    1.180%
Lifestyle Moderate 460#                     0.630%                    1.090%
Lifestyle Conservative 280#                 0.590%                    1.010%


* Based on estimates of payments to be made during the current fiscal year.

** "Total Trust Annual Expenses" for the Quantitative Equity, Real Estate Securities and Capital Growth Bond Trusts do not reflect an agreement by NASL Financial Services, Inc. ("NASL Financial") voluntarily to waive fees payable to it and/or reimburse expenses for a period of one year commencing January 1, 1997 to the extent necessary to prevent "Total Trust Annual Expenses" for each such Trust from exceeding .50% of average net assets. "Management Fees" for each such Trust do not reflect estimated fee waivers by NASL Financial pursuant to such agreement. If such waivers were reflected "Management Fees" would be 0.440%, 0.400% and 0.400% for the Quantitative Equity Trust, Real Estate Securities Trust and the Capital Growth Bond Trust, respectively.

*** Minimum Fees are determined assuming the following allocation for the Underlying Portfolios: Lifestyle Aggressive 1000 Trust, 100% Quantitative Equity Trust; Lifestyle Growth 820 Trust, 80% Quantitative Equity Trust, 20% Money Market Trust; Lifestyle Balanced 640 Trust, 60% Quantitative Equity Trust, 40% Money Market Trust; Lifestyle Moderate 460 Trust, 40% Quantitative Equity Trust, 60% Money Market Trust; Lifestyle Conservative 280 Trust, 20% Quantitative Equity Trust, 80% Money Market Trust.

**** Maximum Fees are determined assuming the following allocation for the Underlying Portfolios: Lifestyle Aggressive 1000 Trust, 100% Pilgrim Baxter Growth Trust; Lifestyle Growth 820 Trust, 80% Pilgrim Baxter Growth Trust, 20% High Yield Trust; Lifestyle Balanced 640 Trust, 60% Pilgrim Baxter Growth Trust, 40% High Yield Trust; Lifestyle Moderate 460 Trust, 40% Pilgrim Baxter Growth Trust, 60% High Yield Trust; Lifestyle Conservative 280 Trust, 20% Pilgrim Baxter Growth Trust, 80% High Yield Trust.

#Each Lifestyle Trust will invest in shares of the Underlying Portfolios. Therefore, each Lifestyle Trust will, in addition to its own expenses, such as certain Other Expenses, bear its pro rata share of the fees and expenses incurred by the Underlying Portfolios and the investment return of each Lifestyle Trust will be net of the Underlying Portfolio expenses. NASL Financial has voluntarily agreed to pay the expenses of each Lifestyle Trust (excluding the expenses of the Underlying Portfolios). This expense reimbursement may be terminated at any time after December 31, 1997. If such expense reimbursement was not in effect, Total Trust Annual Expenses would be
 .04% higher (based on estimates of the expenses of the Lifestyle Trusts for the current fiscal year) as noted in the chart below:

                                             Minimum Total Trust           Maximum Total Trust
                                             Annual Expenses***            Annual Expenses****

    Lifestyle Aggressive 1000 Trust                0.800%                         1.390%
    Lifestyle Growth 820 Trust                     0.760%                         1.300%
    Lifestyle Balanced 640 Trust                   0.720%                         1.220%
    Lifestyle Moderate 460 Trust                   0.670%                         1.130%
    Lifestyle Conservative 280 Trust               0.630%                         1.050%

EXAMPLE


A contract owner would pay the following expenses on a $1,000 investment, assuming a 3% payment enhancement and a 5% annual return on assets, if the contract owner surrendered the contract at the end of the applicable time period:


TRUST PORTFOLIO                        1 YEAR           3 YEARS          5 YEARS*        10 YEARS*
----------------------------------------------------------------------------------------------------

Pacific Rim Emerging Markets........    $110              $169              $211             $320
Science & Technology................    $110              $170
International Small Cap.............    $111              $173              $218             $334
Emerging Growth.....................    $110              $169
Pilgrim Baxter Growth...............    $112              $174
Small/Mid Cap.......................    $109              $167              $209             $315
International Stock.................    $111              $172
Worldwide Growth....................    $111              $173
Global Equity.......................    $109              $165              $204             $306
Growth..............................    $109              $165              $204             $306
Equity..............................    $107              $158              $193             $285
Quantitative Equity.................    $106              $157              $191             $281
Blue Chip Growth....................    $108              $163              $202             $303
Real Estate Securities..............    $107              $158              $193             $285
Value...............................    $107              $160
International Growth and Income.....    $110              $168              $209             $316
Growth and Income...................    $107              $158              $193             $285
Equity-Income.......................    $107              $160              $196             $290
Balanced............................    $108              $163
Aggressive Asset Allocation.........    $108              $161              $199             $295
High Yield..........................    $108              $162
Moderate Asset Allocation...........    $107              $159              $195             $289
Conservative Asset Allocation.......    $107              $160              $197             $292
Strategic Bond......................    $107              $160              $197             $291
Global Government Bond..............    $108              $161              $199             $295
Capital Growth Bond.................    $106              $156              $191             $280
Investment Quality Bond.............    $106              $156              $190             $278
U.S. Government Securities..........    $106              $155              $189             $276
Money Market........................    $104              $150              $180             $259
Lifestyle Aggressive 1000**.........    $109              $166
Lifestyle Growth 820**..............    $108              $164
Lifestyle Balanced 640**............    $108              $162
Lifestyle Moderate 460**............    $107              $160



Lifestyle Conservative 280**........    $107              $158

* The example of expenses for certain Trusts contains only one year and three year examples since they are newly formed Trusts.

**The Example of Expenses for the Lifestyle Trust is calculated using the midpoint of the minimum and maximum fees set forth under Trust Annual Operating Expenses.


     A contract owner would pay the following expenses on a $1,000 investment, assuming a 3% payment enhancement and a 5% annual return on assets, if the contract owner annuitized as provided in the contract or did not surrender the contract at the end of the applicable time period:


TRUST PORTFOLIO                        1 YEAR           3 YEARS          5 YEARS*        10 YEARS*

Pacific Rim Emerging Markets........     $29               $89              $151             $320
Science & Technology................     $29               $90
International Small Cap.............     $30               $93              $158             $334
Emerging Growth.....................     $29               $89
Pilgrim Baxter Growth...............     $31               $95
Small/Mid Cap.......................     $28               $87              $149             $315
International Stock.................     $30               $92
Worldwide Growth....................     $30               $93
Global Equity.......................     $28               $85              $144             $306
Growth..............................     $28               $85              $144             $306
Equity..............................     $25               $78              $133             $285
Quantitative Equity.................     $25               $77              $131             $281
Blue Chip Growth....................     $27               $83              $142             $303
Real Estate Securities..............     $25               $78              $133             $285
Value...............................     $26               $80
International Growth and Income.....     $29               $88              $149             $316
Growth and Income...................     $25               $78              $133             $285
Equity-Income.......................     $26               $80              $136             $290
Balanced............................     $27               $83
Aggressive Asset Allocation.........     $26               $81              $139             $295
High Yield..........................     $27               $82
Moderate Asset Allocation...........     $26               $79              $135             $289
Conservative Asset Allocation.......     $26               $80              $137             $292
Strategic Bond......................     $26               $80              $137             $291
Global Government Bond..............     $26               $81              $139             $295
Capital Growth Bond.................     $25               $76              $131             $280
Investment Quality Bond.............     $25               $76              $130             $278
U.S. Government Securities..........     $24               $75              $129             $278
Money Market........................     $23               $70              $120             $259
Lifestyle Aggressive 1000**.........     $28               $86
Lifestyle Growth 820**..............     $27               $84
Lifestyle Balanced 640**............     $27               $82
Lifestyle Moderate 460**............     $26               $80
Lifestyle Conservative 280**........     $25               $78


* The example of expenses for certain Trusts contains only one year and three year examples since they are newly formed Trusts.

**The Example of Expenses for the Lifestyle Trust is calculated using the midpoint of the minimum and maximum fees set forth under Trust Annual Operating Expenses.

     For purposes of presenting the foregoing Example, the Company has made certain assumptions mandated by the Commission. The Company has assumed that, where applicable, the maximum sales load is deducted, that there are no transfers or other transactions and that the "Other Expenses" line item under "Trust Annual Expenses" will remain the same. Such assumptions, which are mandated by the Commission in an attempt to provide prospective investors with standardized data with which to compare various annuity contracts, do not take into account certain features of the contract and prospective changes in the size of the Trust which may operate to change the expenses borne by contract owners. Consequently, the amounts listed in the Example above should not be considered a representation of past or future expenses and actual expenses borne by contract owners may be greater or lesser than those shown.

     In addition, for purposes of calculating the values in the above Example, the Company has translated the $40 annual administration charge listed under "Annual Contract Fee" to a 0.08% annual asset charge based on a $50,000 estimated approximate average size of contracts of this series. So translated, such charge would be higher for smaller contracts and lower for larger contracts.

                                 * * * * * * * *

     The above summary is qualified in its entirety by the detailed information appearing elsewhere in this Prospectus and Statement of Additional Information and the accompanying Prospectus and Statement of Additional Information for the Trust, to which reference should be made.

                    GENERAL INFORMATION ABOUT NORTH AMERICAN
                        SECURITY LIFE INSURANCE COMPANY,
                   NASL VARIABLE ACCOUNT AND NASL SERIES TRUST

NORTH AMERICAN SECURITY LIFE INSURANCE COMPANY

     North American Security Life Insurance Company ("the Company") is a stock life insurance company organized under the laws of Delaware in 1979. The Company's principal office is located at 116 Huntington Avenue, Boston, Massachusetts 02116. The ultimate parent of the Company is The Manufacturers Life Insurance Company ("Manulife"), a Canadian mutual life insurance company based in Toronto, Canada. Prior to January 1, 1996, the Company was a wholly owned subsidiary of North American Life Assurance Company ("NAL"), a Canadian mutual life insurance company. On January 1, 1996 NAL and Manulife merged with the combined company retaining the Manulife name.

NASL VARIABLE ACCOUNT

     The Company established the Variable Account on August 24, 1984 as a separate account under Delaware law. The income, gains and losses, whether or not realized, from assets of the Variable Account are, in accordance with the contracts, credited to or charged against the Variable Account without regard to other income, gains or losses of the Company. Nevertheless, all obligations arising under the contracts are general corporate obligations of the Company. Assets of the Variable Account may not be charged with liabilities arising out of any other business of the Company.

     The Variable Account is registered with the Commission under the Investment Company Act of 1940, as amended ("1940 Act") as a unit investment trust. A unit investment trust is a type of investment company which invests its assets in specified securities, such as the shares of one or more investment companies. Registration under the 1940 Act does not involve supervision by the Commission of the management or investment policies or practices of the Variable Account. If deemed by the Company to be in the best interests of persons having voting rights under the contracts, the Variable Account may be operated as a management company under the 1940 Act or it may be deregistered under such Act in the event such registration is no longer required.

     There are currently thirty-four sub-accounts within the Variable Account. The Company reserves the right, subject to compliance with applicable law, to add other sub-accounts, eliminate existing sub-accounts, combine sub-accounts or transfer assets in one sub-account to another sub-account established by the Company or an affiliated company. The Company will not eliminate existing sub-accounts or combine sub-accounts without the prior approval of the appropriate state or federal regulatory authorities.

NASL SERIES TRUST

     The assets of each sub-account of the Variable Account are invested in shares of a corresponding portfolio of the Trust. A description of each portfolio is set forth below. The Trust is registered under the 1940 Act as an open-end management investment company. Each of the portfolios is diversified for purposes of the 1940 Act, except for the Global Government Bond Trust, Emerging Growth Trust and the five Lifestyle Trusts which are non-diversified. The Trust receives investment advisory services from NASL Financial Services, Inc.


     The Trust currently has fourteen subadvisers who manage all of the portfolios:


         SUBADVISER                                           SUBADVISER TO
         ----------                                           -------------

         Fred Alger Management, Inc.                          Small/Mid Cap Trust

         Founders Asset Management, Inc.                      Growth Trust
                                                              Worldwide Growth Trust
                                                              Balanced Trust
                                                              International Small Cap Trust

         Oechsle International Advisors, L.P.                 Global Government Bond Trust

         Fidelity Management Trust Company                    Equity Trust
                                                              Conservative Asset Allocation Trust
                                                              Moderate Asset Allocation Trust
                                                              Aggressive Asset Allocation Trust

         Wellington Management Company, LLP                   Growth and Income Trust
                                                              Investment Quality Bond Trust

         Salomon Brothers Asset Management Inc                U.S. Government Securities Trust
                                                              Strategic Bond Trust

         J.P. Morgan Investment Management Inc.               International Growth and Income Trust

         T. Rowe Price Associates, Inc.                       Science & Technology Trust
                                                              Blue Chip Growth Trust
                                                              Equity-Income Trust

         Rowe Price-Fleming International, Inc.               International Stock Trust

         Morgan Stanley Asset Management Inc.                 Global Equity Trust

         Miller Anderson & Sherrerd, LLP                      Value Trust
                                                              High Yield Trust

         Warburg, Pincus Counsellors, Inc.                    Emerging Growth Trust

         Pilgrim Baxter & Associates, Ltd.                    Pilgrim Baxter Growth Trust

         Manufacturers Adviser Corporation                    Pacific Rim Emerging Markets Trust
                                                              Quantitative Equity Trust
                                                              Real Estate Securities Trust
                                                              Capital Growth Bond Trust
                                                              Money Market Trust
                                                              Lifestyle Trusts


     The following is a brief description of each portfolio:

     The PACIFIC RIM EMERGING MARKETS TRUST seeks long-term growth of capital by investing in a diversified portfolio that is comprised primarily of common stocks and equity-related securities of corporations domiciled in countries in the Pacific Rim region.

     The SCIENCE & TECHNOLOGY TRUST seeks long-term growth of capital. Current income is incidental to the portfolio's objective.

     The INTERNATIONAL SMALL CAP TRUST seeks capital appreciation by investing primarily in securities issued by foreign companies which have total market capitalization or annual revenues of $1 billion or less. These securities may represent companies in both established and emerging economies throughout the world.

     The EMERGING GROWTH TRUST seeks maximum capital appreciation by investing primarily in a portfolio of equity securities of domestic companies. The Emerging Growth Trust ordinarily will invest at least 65% of its total assets in common stocks or warrants of emerging growth companies that represent attractive opportunities for maximum capital appreciation.

     The PILGRIM BAXTER GROWTH TRUST seeks capital appreciation by investing in companies believed by the subadviser to have an outlook for strong earnings growth and the potential for significant capital appreciation.

     The SMALL/MID CAP TRUST seeks long-term capital appreciation by investing at least 65% of its total assets (except during temporary defensive periods) in small/mid cap equity securities. As used herein small/mid cap equity securities are equity securities of companies that, at the time of purchase, have total market capitalization between $500 million and $5 billion.

     The INTERNATIONAL STOCK TRUST seeks long-term growth of capital by investing primarily in common stocks of established, non-U.S. companies.

     The WORLDWIDE GROWTH TRUST seeks long-term growth of capital by normally investing at least 65% of its total assets in equity securities of growth companies in a variety of markets throughout the world.

     The GLOBAL EQUITY TRUST seeks long-term capital appreciation by investing primarily in equity securities throughout the world, including U.S. issuers and emerging markets.

     The GROWTH TRUST seeks long-term growth of capital by investing at least 65% of the portfolio's total assets in the common stocks of well-established, high-quality growth companies that the subadviser believes have the potential to increase earnings faster than the rest of the market.

     The EQUITY TRUST seeks growth of capital by investing primarily in common stocks of United States issuers and securities convertible into or carrying the right to buy common stocks.

     The QUANTITATIVE EQUITY TRUST seeks to achieve intermediate and long-term growth through capital appreciation and current income by investing in common stocks and other equity securities of well established companies with promising prospects for providing an above average rate of return.

     The BLUE CHIP GROWTH TRUST seeks to achieve long-term growth of capital (current income is a secondary objective) and many of the stocks in the portfolio are expected to pay dividends.

     The REAL ESTATE SECURITIES TRUST seeks to achieve a combination of long-term capital appreciation and satisfactory current income by investing in real estate related equity and debt securities.

     The VALUE TRUST seeks to realize an above-average total return over a market cycle of three to five years, consistent with reasonable risk, by investing primarily in common and preferred stocks, convertible securities, rights and warrants to purchase common stocks, ADRs and other equity securities of companies with equity capitalizations usually greater than $300 million.

     The INTERNATIONAL GROWTH AND INCOME TRUST seeks long-term growth of capital and income by investing, under normal circumstances, at least 65% of its total assets in equity securities of foreign issuers. The portfolio may also invest in debt securities of corporate or sovereign issuers rated A or higher by Moody's or S&P or, if unrated, of equivalent credit quality as determined by the subadviser. Under normal circumstances, the portfolio will be invested approximately 85% in equity securities and 15% in fixed income securities.

     The GROWTH AND INCOME TRUST seeks long-term growth of capital and income, consistent with prudent investment risk, by investing primarily in a diversified portfolio of common stocks of United States issuers which the subadviser believes are of high quality.

     The EQUITY-INCOME TRUST seeks to provide substantial dividend income and also long-term capital appreciation by investing primarily in dividend-paying common stocks, particularly of established companies with favorable prospects for both increasing dividends and capital appreciation.

     The BALANCED TRUST seeks current income and capital appreciation by investing in a balanced portfolio of common stocks, U.S. and foreign government obligations and a variety of corporate fixed-income securities.

     The HIGH YIELD TRUST seeks to realize an above-average total return over a market cycle of three to five years, consistent with reasonable risk, by investing primarily in high yield debt securities, including corporate bonds and other fixed-income securities.

     The AUTOMATIC ASSET ALLOCATION TRUSTS seek the highest potential total return consistent with a specified level of risk tolerance -- conservative, moderate or aggressive -- by investing primarily in the kinds of securities in which the Equity, Investment Quality Bond, U.S. Government Securities and Money Market Trusts may invest.

     * The AGGRESSIVE ASSET ALLOCATION TRUST seeks the highest total return consistent with an aggressive level of risk tolerance. This Trust attempts to limit the decline in portfolio value in very adverse market conditions to 15% over any three year period.

     * The MODERATE ASSET ALLOCATION TRUST seeks the highest total return consistent with a moderate level of risk tolerance. This Trust attempts to limit the decline in portfolio value in very adverse market conditions to 10% over any three year period.

     * The CONSERVATIVE ASSET ALLOCATION TRUST seeks the highest total return consistent with a conservative level of risk tolerance. This Trust attempts to limit the decline in portfolio value in very adverse market conditions to 5% over any three year period.

     The STRATEGIC BOND TRUST seeks a high level of total return consistent with preservation of capital by giving its subadviser broad discretion to deploy the portfolio's assets among certain segments of the fixed-income market as the subadviser believes will best contribute to achievement of the portfolio's investment objective.

     The GLOBAL GOVERNMENT BOND TRUST seeks a high level of total return by placing primary emphasis on high current income and the preservation of capital by investing primarily in a global portfolio of high-quality, fixed-income securities of foreign and United States governmental entities and supranational issuers.

     The CAPITAL GROWTH BOND TRUST seeks to achieve growth of capital by investing in medium-grade or better debt securities, with income as a secondary consideration. The Capital Growth Bond Trust differs from most "bond" funds in that its primary objective is capital appreciation, not income.

     The INVESTMENT QUALITY BOND TRUST seeks a high level of current income consistent with the maintenance of principal and liquidity, by investing primarily in a diversified portfolio of investment grade corporate bonds and U.S. Government bonds with intermediate to longer term maturities. The portfolio may also invest up to 20% of its assets in non-investment grade fixed income securities.

     The U.S. GOVERNMENT SECURITIES TRUST seeks a high level of current income consistent with preservation of capital and maintenance of liquidity, by investing in debt obligations and mortgage-backed securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities and derivative securities such as collateralized mortgage obligations backed by such securities.

     The MONEY MARKET TRUST seeks maximum current income consistent with preservation of principal and liquidity by investing in high quality money market instruments with maturities of 397 days or less issued primarily by United States entities.

     The LIFESTYLE AGGRESSIVE 1000 TRUST seeks to provide long-term growth of capital (current income is not a consideration) by investing 100% of the Lifestyle Trust's assets in other portfolios of the Trust ("Underlying Portfolios") which invest primarily in equity securities.

     The LIFESTYLE GROWTH 820 TRUST seeks to provide long-term growth of capital with consideration also given to current income by investing approximately 20% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in fixed income securities and approximately 80% of its assets in Underlying Portfolios which invest primarily in equity securities.

     The LIFESTYLE BALANCED 640 TRUST seeks to provide a balance between a high level of current income and growth of capital with a greater emphasis given to capital growth by investing approximately 40% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in fixed income securities and approximately 60% of its assets in Underlying Portfolios which invest primarily in equity securities.

     The LIFESTYLE MODERATE 460 TRUST seeks to provide a balance between a high level of current income and growth of capital with a greater emphasis given to high income by investing approximately 60% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in fixed income securities and approximately 40% of its assets in Underlying Portfolios which invest primarily in equity securities.

     The LIFESTYLE CONSERVATIVE 280 TRUST seeks to provide a high level of current income with some consideration also given to growth of capital by investing approximately 80% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in fixed income securities and approximately 20% of its assets in Underlying Portfolios which invest primarily in equity securities.

     In pursuing the Strategic Bond, High Yield and Investment Quality Bond Trusts' investment objective, each portfolio expects to invest a portion of its assets in high yield securities, commonly known as "junk bonds" which also present a high degree of risk. The risks of these securities include price volatility and risk of default in the payment of interest and principle. See "Risk Factors Relating to High Yield Securities" contained in the NASL Series Trust prospectus before investing in either Trust.

     In pursuing the Pacific Rim Emerging Markets, International Stock, Worldwide Growth, International Small Cap, Global Equity, Strategic Bond, International Growth and Income, High Yield and Global Government Bond Trusts' investment objective, each portfolio may invest up to 100% of its assets in foreign securities which may present additional risks. See "Foreign Securities" in the NASL Series Trust prospectus before investing in any of these Trusts.

     If the shares of a Trust portfolio are no longer available for investment or in the Company's judgment investment in a Trust portfolio becomes inappropriate in view of the purposes of the Variable Account, the Company may eliminate the shares of a portfolio and substitute shares of another portfolio of the Trust or another open-end registered investment company. Substitution may be made with respect to both existing investments and the investment of future purchase payments. However, no such substitution will be made without notice to the contract owner and prior approval of the Commission to the extent required by the 1940 Act.

     The Company will vote shares of the Trust portfolios held in the Variable Account at meetings of shareholders of the Trust in accordance with voting instructions received from the persons having the voting interest under the contracts. The number of portfolio shares for which voting instructions may be given will be determined by the Company in the manner described below, not more than 90 days prior to the meeting of the Trust. Trust proxy material will be distributed to each person having the voting interest under the contract together with appropriate forms for giving voting instructions. Portfolio shares held in the Variable Account that are attributable to contract owners and as to which no timely instructions are received and portfolio shares held in the Variable Account that are beneficially owned by the Company will be voted by the Company in proportion to the instructions received.

     Prior to the maturity date, the person having the voting interest under a contract is the contract owner and the number of votes as to each portfolio for which voting instructions may be given is determined by dividing the value of the investment account corresponding to the sub-account in which such portfolio shares are held by the net asset value per share of that portfolio. After the maturity date, the person having the voting interest under a contract is the annuitant and the number of votes as to each portfolio for which voting instructions may be given is determined by dividing the reserve for the contract allocated to the sub-account in which such portfolio shares are held by the net asset value per share of that portfolio. Generally, the number of votes tends to decrease as annuity payments progress since the amount of reserves attributable to a contract will usually decrease after commencement of annuity payments. The Company reserves the right to make any changes in the voting rights described above that may be permitted by the federal securities laws or regulations or interpretations of these laws or regulations.

     A full description of the Trust, including the investment objectives, policies and restrictions of each of the portfolios is contained in the Prospectus for the Trust which accompanies this Prospectus and should be read by a prospective purchaser before investing.

                           DESCRIPTION OF THE CONTRACT

ACCUMULATION PROVISIONS

PURCHASE PAYMENTS

     Purchase payments are paid to the Company at its Annuity Service Office. The minimum initial purchase payment is $10,000. Minimum subsequent purchase payments must be at least $30. Purchase payments may be made at any time. The Company may provide for purchase payments to be automatically withdrawn from a contract owner's bank account on a periodic basis. If a purchase payment would cause the contract value to exceed $1,000,000 or the contract value already exceeds $1,000,000, additional purchase payments will be accepted only with the prior approval of the Company.

     The Company may, at its option, cancel a contract at the end of any two consecutive contract years in which no purchase payments have been made, if both
(i) the total purchase payments made over the life of the contract, less any withdrawals, are less than $2,000; and (ii) the contract value at the end of such two year period is less than $2,000. The cancellation of contract privileges may vary in certain states in order to comply with the requirements of insurance laws and regulations in such state. Upon cancellation the Company will pay the contract owner the contract value computed as of the valuation period during which the cancellation occurs less any debt and less the annual $40 administration fee. The amount paid will be treated as a withdrawal for Federal tax purposes and thus may be subject to income tax and to a 10% penalty tax. (See "FEDERAL TAX MATTERS")

     Purchase payments are allocated among the investment options in accordance with the percentages designated by the contract owner. The contract owner may change the allocation of subsequent purchase payments at any time upon written notice to the Company or by telephone in accordance with the Company's telephone transfer procedures.

PAYMENT ENHANCEMENTS

     At the time a purchase payment is paid to the Company by a contract owner, the Company will add a payment enhancement to the owner's contract. The payment enhancement is funded from the Company's general account. The payment enhancement is allocated among investment options in the same proportion as the applicable purchase payment.

The amount available as a death benefit is reduced by payment enhancements applied in the prior 12 month period (See "DEATH BENEFIT BEFORE MATURITY DATE"). The amount returned if the contract owner exercises his or her right to return the contract during the "ten day right to review" period is reduced by any payment enhancements applied. (See "TEN DAY RIGHT TO REVIEW").


     The payment enhancement depends on the cumulative amount of purchase payments. The payment enhancements, as a percentage of purchase payments are set out below:

CUMULATIVE PURCHASE PAYMENTS                             PAYMENT ENHANCEMENT

Less than $500,000                                                3.0%

$500,000  or more but less than $2,500,000                        4.0%

$2,500,000 or more                                                5.0%


Payment enhancements are payable only as a percentage of each specific purchase payment. An example of the calculation of the payment enhancement is set forth in Appendix D.

Payment enhancements are not considered to be "investment in the contract" for income tax purposes. (See "FEDERAL TAX MATTERS").

Letter of Intent. The next higher payment enhancement percentage may be applied to the initial purchase payment. To receive the higher percentage, the contract owner must provide the Company with evidence satisfactory to the Company that the contract owner will submit total purchase payments within 13 months of the issue date of the contract sufficient to achieve one of the breakpoints shown above under "Cumulative Purchase Payments" (referred to as a "Letter of Intent"). Satisfactory evidence will require, but is not limited to, a minium initial purchase payment of at least 50% of the breakpoint at which the Payment Enhancement is to be determined. The Company reserves the right to recover an amount from the contract if total purchase payments received within 13 months from the issue date of the contract do not equal or exceed the amount of the breakpoint used to determine the payment enhancement. The amount the Company may recover is the greater of (a) or (b) where:

(a) is the amount of Payment Enhancement applied to the contract less the amount of Payment Enhancement that would have been applied to the contract had the contract owner not submitted a Letter of Intent (the "Excess Payment Enhancement"), and

(b) the contract value multiplied by the ratio of the excess payment enhancement over total purchase payments applied to the contract.

Amounts recovered will be withdrawn from each investment option in the same proportion that the value of the investment account of each investment option bears to the contract value. If the amount recovered exceeds the contract value, the Company will terminate the contract without value.

IF THE CONTRACT OWNER FAILS TO INFORM THE COMPANY THAT HE OR SHE INTENDS TO SUBMIT MULTIPLE PAYMENTS WITHIN 13 MONTHS OF THE CONTRACT ISSUE DATE, THE CONTRACT MAY RECEIVE A LOWER PAYMENT ENHANCEMENT PERCENTAGE THAN WOULD OTHERWISE BE AVAILABLE FOR THE CONTRACT.

ACCUMULATION UNITS

     The Company will establish an investment account for the contract owner for each investment option to which such contract owner allocates purchase payments. Purchase payments (and any payment enhancement included therewith) are credited to such investment accounts in the form of accumulation units. The number of accumulation units to be credited to each investment account is determined by dividing the net purchase payment allocated to that investment account by the value of an accumulation unit for that investment account for the valuation period during which the purchase payment is received at the Company's Annuity Service Office complete with all necessary information or, in the case of the first purchase payment, pursuant to the procedures described below.

     Initial purchase payments received by mail will usually be credited in the valuation period during which received at the Annuity Service Office, and in any event not later than two business days after receipt of all information necessary for processing issuance of the contract. The applicant will be informed of any deficiencies preventing processing if the contract cannot be issued and the purchase payment credited within two business days after receipt. If the deficiencies are not remedied within five business days, the purchase payment will be returned promptly to the applicant, unless the applicant specifically consents to the Company's retaining the purchase payment until all necessary information is received. Initial purchase payments received by wire transfer from broker-dealers will be credited in the valuation period during which received where such broker-dealers have made special arrangements with the Company.

VALUE OF ACCUMULATION UNITS

     The value of accumulation units will vary from one valuation period to the next depending upon the investment results of the particular sub-accounts to which purchase payments are allocated. The value of an accumulation unit for each sub-account was arbitrarily set at $10 or $12.50 for the first valuation period under other contracts issued by the Company. The value of an accumulation unit for any subsequent valuation period is determined by multiplying the value of an accumulation unit for the immediately preceding valuation period by the net investment factor for such sub-account (described below) for the valuation period for which the value is being determined.

NET INVESTMENT FACTOR

     The net investment factor is an index used to measure the investment performance of a sub-account from one valuation period to the next. The net investment factor for each sub-account for any valuation period is determined by dividing (a) by (b) and subtracting (c) from the result:

     Where (a) is:

          (1) the net asset value per share of a portfolio share held in the sub-account determined at the end of the current valuation period, plus

          (2) the per share amount of any dividend or capital gain distributions made by the portfolio on shares held in the sub-account if the "ex-dividend" date occurs during the current valuation period.

     Where (b) is:

          the net asset value per share of a portfolio share held in the sub-account determined as of the end of the immediately preceding valuation period.

     Where (c) is:

          a factor representing the charges deducted from the sub-account on a daily basis for administrative expenses, and mortality and expense risks. Such factor is equal on an annual basis to 1.55% (0.30% for administrative expenses and 1.25% for mortality and expense risks).

     The net investment factor may be greater or less than or equal to one; therefore, the value of an accumulation unit may increase, decrease or remain the same.

TRANSFERS AMONG INVESTMENT OPTIONS

     Before the maturity date the contract owner may transfer amounts among the investment options at any time and without charge upon written notice to the Company or by telephone if the contract owner authorizes the Company in writing to accept telephone transfer requests. Accumulation units will be canceled from the investment account from which amounts are transferred and credited to the investment account to which amounts are transferred. The Company will effect such transfers so that the contract value on the date of the transfer will not be affected by the transfer. The contract owner must transfer at least $300 or, if less, the entire value of the investment account. If after the transfer the amount remaining in the investment account is less than $100, then the Company will transfer the entire amount instead of the requested amount. The Company reserves the right to limit, upon notice, the maximum number of transfers a contract owner may make to one per month or six at any time within a contract year. In addition, the Company reserves the right to defer the transfer privilege at any time that the Company is unable to purchase or redeem shares of the Trust portfolios. The Company also reserves the right to modify or terminate the transfer privilege at any time in accordance with applicable law.

MAXIMUM NUMBER OF INVESTMENT OPTIONS

     Due to current administrative capabilities, a contract owner is limited to a maximum of seventeen investment options (including the one year fixed account investment option) during the period prior to the maturity date of the contract (the "Contract Period"). In calculating this limit for each contract owner, investment options to which the contract owner has allocated purchase payments at any time during the Contract Period will be counted toward the seventeen maximum even if the contract owner no longer has contract value allocated to the investment option.

TELEPHONE TRANSACTIONS

     Contract owners are permitted to request transfers/redemptions by telephone. The Company will not be liable for following instructions communicated by telephone that it reasonably believes to be genuine. To be permitted to request a transfer/redemption by telephone, a contract owner must elect the option on the Application. (If a contract owner does not initially elect an option in the Application form, he or she may request authorization by executing an appropriate authorization form provided by the Company upon request.) The Company will employ reasonable procedures to confirm that instructions communicated by telephone are genuine and may only be liable for any losses due to unauthorized or fraudulent instructions where it fails to employ its procedures properly. Such procedures include the following. Upon telephoning a request, contract owners will be asked to provide their account number, and if not available, their social security number. For the contract owner's and Company's protection, all conversations with contract owners will be tape recorded. All telephone transactions will be followed by a confirmation statement of the transaction.

SPECIAL TRANSFER SERVICES - DOLLAR COST AVERAGING

     The Company administers a Dollar Cost Averaging ("DCA") program which enables a contract owner to pre-authorize a periodic exercise of the contractual transfer rights described above. Contract owners entering into a DCA agreement instruct the Company to transfer monthly a predetermined dollar amount from any sub-account or the one year fixed account investment option to other sub-accounts until the amount in the sub-account from which the transfer is made or the one year fixed account investment option is exhausted. The DCA program is generally suitable for contract owners making a substantial deposit to the contract and who desire to control the risk of investing at the top of a market cycle. The DCA program allows such investments to be made in equal installments over time in an effort to reduce such risk. Contract owners interested in the DCA program may elect to participate in the program on the contract application or by separate application. Contract owners may obtain a separate application and full information concerning the program and its restrictions from their securities dealer or the Annuity Service Office.

ASSET REBALANCING PROGRAM

     The Company administers an Asset Rebalancing Program which enables a contract owner to indicate to the Company the percentage levels he or she would like to maintain in particular portfolios. The contract owner's contract value will be automatically rebalanced pursuant to the schedule described below to maintain the indicated percentages by transfers among the portfolios. The entire contract value must be included in the Asset Rebalancing Program. Other investment programs, such as the DCA program, or other transfers or withdrawals may not work in concert with the Asset Rebalancing Program. Therefore, contract owners should monitor their use of these other programs and any other transfers or withdrawals while the Asset Rebalancing Program is being used. Contract owners interested in the Asset Rebalancing Program may obtain a separate application and full information concerning the program and its restrictions from their securities dealer or the Annuity Service Office.

     Asset rebalancing will only be permitted on the following time schedules:

     (i) quarterly on the 25th day of the last month of the quarter (or the next business day if the 25th is not a business day);
     (ii) semi-annually on June 25th or December 26th (or the next business day if these dates are not business days); or
     (iii) annually on December 26th (or the next business day if December 26th is not a business day).

WITHDRAWALS

     Prior to the earlier of the maturity date or the death of the contract owner, the owner may withdraw all or a portion of the contract value upon written request, complete with all necessary information to the Company's Annuity Service Office. For certain qualified contracts, exercise of the withdrawal right may require the consent of the qualified plan participant's spouse under the Internal Revenue Code and regulations promulgated by the Treasury Department. In the case of a total withdrawal, the Company will pay the contract value as of the date of receipt of the request at its Annuity Service Office, less the annual $40 administration fee if applicable, any debt and any applicable withdrawal charge, and the contract will be canceled. In the case of a partial withdrawal, the Company will pay the amount requested and cancel that number of accumulation units credited to each investment account necessary to equal the amount withdrawn from each investment account plus any applicable withdrawal charge deducted from such investment account. (See "CHARGES AND DEDUCTIONS")

     When making a partial withdrawal, the contract owner should specify the investment options from which the withdrawal is to be made. The amount requested from an investment option may not exceed the value of that investment option less any applicable withdrawal charge. If the contract owner does not specify the investment options from which a partial withdrawal is to be taken, the withdrawal will be taken pro rata from the investment options: taking from each investment option an amount which bears the same relationship to the total amount withdrawn as the value of such investment option bears to the total investment account values.

     There is no limit on the frequency of partial withdrawals; however, the amount withdrawn must be at least $300 or, if less, the entire balance in the investment option. If after the withdrawal (and deduction of any withdrawal charge) the amount remaining in the investment option is less than $100, the Company will treat the partial withdrawal as a withdrawal of the entire amount held in the investment option. If a partial withdrawal plus any applicable withdrawal charge would reduce the contract value to less than $300, the Company will treat the partial withdrawal as a total withdrawal of the contract value.

     The amount of any withdrawal will be paid promptly, and in any event within seven days of receipt of the request, complete with all necessary information at the Company's Annuity Service Office, except that the Company reserves the right to defer the right of withdrawal or postpone payments for any period when: (1) the New York Stock Exchange is closed (other than customary weekend and holiday closings), (2) trading on the New York Stock Exchange is restricted, (3) an emergency exists as a result of which disposal of securities held in the Variable Account is not reasonably practicable or it is not reasonably practicable to determine the value of the Variable Account's net assets, or (4) the Commission, by order, so permits for the protection of security holders; provided that applicable rules and regulations of the Commission shall govern as to whether the conditions described in (2) and (3) exist.

     Withdrawals from the contract may be subject to income tax and a 10% penalty tax. Withdrawals are permitted from contracts issued in connection with
Section 403(b) qualified plans only under limited circumstances. (See "FEDERAL TAX MATTERS")

TELEPHONE REDEMPTIONS

     The contract owner may request the option to withdraw a portion of the contract value by telephone by completing the application described under "Telephone Transactions" above. The Company reserves the right to impose maximum withdrawal amounts and procedural requirements regarding this privilege. For additional information on Telephone Redemptions see "Telephone Transactions" above.

SPECIAL WITHDRAWAL SERVICES - THE INCOME PLAN

     The Company administers an Income Plan ("IP") which enables a contract owner to pre-authorize a periodic exercise of the contractual withdrawal rights described above. Contract owners entering into an IP agreement instruct the Company to withdraw a level dollar amount from specified investment options on a periodic basis. The total of IP withdrawals in a contract year is limited to not more than 10% of the purchase payments made to ensure that no withdrawal charge will ever apply to an IP withdrawal. If an additional withdrawal is made from a contract participating in an IP, the IP will terminate automatically and may be reinstated only on or after the next contract anniversary pursuant to a new application. The IP is not available to contracts participating in the dollar cost averaging program or for which purchase payments are being automatically deducted from a bank account on a periodic basis. IP withdrawals will be free of withdrawal charges. IP withdrawals may, however, be subject to income tax and a 10% penalty tax. (See "FEDERAL TAX MATTERS") Contract owners interested in an IP may obtain a separate application and full information concerning the program and its restrictions from their securities dealer or the Annuity Service Office.

LOANS

     The Company offers a loan privilege only to owners of contracts issued in connection with Section 403(b) qualified plans that are not subject to Title I of ERISA. Owners of such contracts may obtain loans using the contract as the only security for the loan. Loans are subject to provisions of the Code and to applicable retirement program rules (collectively, "loan rules"). Tax advisers and retirement plan fiduciaries should be consulted prior to exercising loan privileges.

     Under the terms of the contract, the maximum loan value is equal to 80% of the contract value, although loan rules may serve to reduce such maximum loan value in some cases. The amount available for a loan at any given time is the loan value less any outstanding debt. Debt equals the amount of any loans plus accrued interest. Loans will be made only upon written request from the owner. The Company will make loans within seven days of receiving a properly completed loan application (applications are available from the Annuity Service Office), subject to postponement under the same circumstances that payment of withdrawals may be postponed. (See "WITHDRAWALS")

     When an owner requests a loan, the Company will reduce the owner's investment in the investment accounts and transfer the amount of the loan to the loan account, a part of the Company's general account. The owner may designate the investment accounts from which the loan is to be withdrawn. Absent such a designation, the amount of the loan will be withdrawn from the investment accounts in accordance with the rules for making partial withdrawals. (See "WITHDRAWALS") The contract provides that owners may repay contract debt at any time. Under applicable loan rules, loans generally must be repaid within five years, repayments must be made at least quarterly and repayments must be made in substantially equal amounts. When a loan is repaid, the amount of the repayment will be transferred from the loan account to the investment accounts. The owner may designate the investment accounts to which a repayment is to be allocated. Otherwise, the repayment will be allocated in the same manner as the owner's most recent purchase payment. On each contract anniversary, the Company will transfer from the investment accounts to the loan account the amount by which the debt on the contract exceeds the balance in the loan account.

     The Company charges interest of 6% per year on contract loans. Loan interest is payable in arrears and, unless paid in cash, the accrued loan interest is added to the amount of the debt and bears interest at 6% as well. The Company credits interest with respect to amounts held in the loan account at a rate of 4% per year. Consequently, the net cost of loans under the contract is 2%. If on any date debt under a contract exceeds the contract value, the contract will be in default. In such case the owner will receive a notice indicating the payment needed to bring the contract out of default and will have a thirty-one day grace period within which to pay the default amount. If the required payment is not made within the grace period, the contract may be foreclosed (terminated without value).

     The amount of any debt will be deducted from the death benefit otherwise payable under the contract. (See "DEATH BENEFIT BEFORE MATURITY DATE") In addition, debt, whether or not repaid, will have a permanent effect on the contract value because the investment results of the investment accounts will apply only to the unborrowed portion of the contract value. The longer debt is outstanding, the greater the effect is likely to be. The effect could be favorable or unfavorable. If the investment results are greater than the rate being credited on amounts held in the loan account while the debt is outstanding, the contract value will not increase as rapidly as it would have if no debt were outstanding. If investment results are below that rate, the contract value will be higher than it would have been had no debt been outstanding.

DEATH BENEFIT BEFORE MATURITY DATE

     In General. The following discussion applies principally to contracts that are not issued in connection with qualified plans, i.e., a "non-qualified contract." The requirements of the tax law applicable to qualified plans, and the tax treatment of amounts held and distributed under such plans, are quite complex. Accordingly, a prospective purchaser of the contract to be used in connection with a qualified plan should seek competent legal and tax advice regarding the suitability of the contract for the situation involved and the requirements governing the distribution of benefits, including death benefits, from a contract used in the plan. In particular, a prospective purchaser who intends to use the contract in connection with a qualified plan should consider that the contract provides a death benefit (described below) that could be characterized as an incidental death benefit. There are limits on the amount of incidental benefits that may be provided under certain qualified plans and the provision of such benefits may result in currently taxable income to plan participants. (See "FEDERAL TAX MATTERS")

     Amount of Death Benefit. If any contract owner dies and the oldest owner had an attained age of less than 81 years on the contract date, the death benefit will be determined as follows: The death benefit during the first nine contract years will be the greater of: (a) the contract value less any payments enhancements applied in the 12 month period prior to the date of death, or (b) the excess of (i) the sum of all purchase payments less any payment enhancements applied in the 12 month period prior to the date of death over (ii) the sum of any amounts deducted in connection with partial withdrawals. After the ninth contract year, the death benefit will be the greater of : (a) the contract value less any payment enhancements applied in the 12 month period prior to the date of death or (b) the excess of (i) the sum of all purchase payments less any payment enhancements applied in the 12 month period prior to the date of death over (ii) the sum of any amounts deducted in connection with partial withdrawals or (c) the death benefit on the last day of the ninth contract year, plus the sum of all purchase payments made and any amount deducted in connection with partial withdrawals since then and less any payment enhancements applied in the 12 month period prior to the date of death.

     If any contract owner dies and the oldest owner had an attained age greater than 80 on the contract date, the death benefit will be the contract value less any applicable withdrawal charges.

     The determination of the death benefit will be made on the date written notice and proof of death, as well as all required claims forms, are received at the Company's Annuity Service Office. No person is entitled to the death benefit until this time. In addition, partial withdrawals include amounts applied under an annuity option under the contract. Also, amounts deducted in connection with partial withdrawals include charges imposed on a partial withdrawal, but not amounts charged to the contract in payment of the annual administration fee. If there is any debt under the contract, the death benefit equals the death benefit, as described above, less such debt.

     Payment of Death Benefit. The Company will pay the death benefit (which, as defined above, is net of any debt) to the beneficiary if any contract owner dies before the maturity date. If there is a surviving contract owner, that contract owner will be deemed to be the beneficiary. No death benefit is payable on the death of any annuitant, except that if any contract owner is not a natural person, the death of any annuitant will be treated as the death of an owner. On the death of the last surviving annuitant, the contract owner, if a natural person, will become the annuitant unless the contract owner designates another person as the annuitant.

     The death benefit may be taken in the form of a lump sum immediately. If not taken immediately, the contract will continue subject to the following: (1) The beneficiary will become the contract owner. (2) Any excess of the death benefit over the contract value will be allocated to the owner's investment accounts in proportion to their relative values on the date of the Company's receipt at its Annuity Service Office of due proof of the owner's death. (3) No additional purchase payments may be made. (4) If the beneficiary is not the deceased owner's spouse, distribution of the contract owner's entire interest in the contract must be made within five years of the owner's death, or alternatively, distribution may be made as an annuity, under one of the annuity options described below, which begins within one year of the owner's death and is payable over the life of the beneficiary or over a period not extending beyond the life expectancy of the beneficiary. Upon the death of the beneficiary, the death benefit will equal the contract value which must be distributed immediately in a single sum. (5) If the owner's spouse is the beneficiary, the spouse continues the contract as the new owner. In such a case, the distribution rules described in "(4)" applicable when a contract owner dies will apply when the spouse, as the owner, dies. (6) If any contract owner dies and the oldest owner had an attained age of less than 81 on the contract date, withdrawal charges are not applied on payment of the death benefit (whether taken through a partial or total withdrawal or applied under an annuity option). If any contract owner dies and the oldest owner had an attained age greater than 80 on the contract date, withdrawal charges will be assessed only upon payment of the death benefit (if such charges are otherwise applicable), so that if the death benefit is paid in a subsequent year, a lower withdrawal charge will be applicable.

     If any annuitant is changed and any contract owner is not a natural person, the entire interest in the contract must be distributed to the contract owner within five years.

     A substitution or addition of any contract owner may result in resetting the death benefit to an amount equal to the contract value as of the date of the change and treating such value as a payment made on that date for purposes of computing the amount of the death benefit. This treatment of contract value as a payment is not included in cumulative purchase payments and is not eligible for a payment enhancement. No such change in death benefit will be made if the individual whose death will cause the death benefit to be paid is the same after the change in ownership or if ownership is transferred to the owner's spouse.

     Death benefits will be paid within seven days of the date the amount of the death benefit is determined, as described above, subject to postponement under the same circumstances that payment of withdrawals may be postponed. (See "WITHDRAWALS")

ANNUITY PROVISIONS

GENERAL

     The proceeds of the contract payable on death, withdrawal or the contract maturity date may be applied to the annuity options described below, subject to the distribution of death benefit provisions. (See "DEATH BENEFIT BEFORE MATURITY DATE")

     Generally, annuity benefits under the contract will begin on the maturity date. The maturity date is the date specified on the contract specifications page, unless changed. If no date is specified, the maturity date is the maximum maturity date described below. The maximum maturity date is the first day of the month following the later of the 85th birthday of the annuitant or the tenth contract anniversary. See Appendix C for contracts issued in Pennsylvania. The contract owner may specify a different maturity date at any time by written request at least one month before both the previously specified and the new maturity date. The new maturity date may not be later than the maximum maturity date unless the Company consents. Maturity dates which occur at advanced ages, e.g., past age 85, may in some circumstances have adverse income tax consequences. (See "FEDERAL TAX MATTERS"). Distributions from qualified contracts may be required before the maturity date.

     The contract owner may select the frequency of annuity payments. However, if the contract value at the maturity date is such that a monthly payment would be less than $20, the Company may pay the contract value, less any debt, in one lump sum to the annuitant on the maturity date.

ANNUITY OPTIONS

     Annuity benefits are available under the contract on a fixed or variable basis, or any combination of fixed and variable bases. Upon purchase of the contract, and on or before the maturity date, the contract owner may select one or more of the annuity options described below on a fixed and/or variable basis (except Option 5 which is available on a fixed basis only) or choose an alternate form of settlement acceptable to the Company. If an annuity option is not selected, the Company will provide as a default option variable annuity payments in proportion to the Investment Account Value of each investment option at the maturity date, such payments to be made for a period certain of 10 years and continuing thereafter during the lifetime of the annuitant. Treasury Department regulations may preclude the availability of certain annuity options in connection with certain qualified contracts.

     The following annuity options are guaranteed in the contract.

     Option 1(a): Non-Refund Life Annuity - An annuity with payments during the lifetime of the annuitant. No payments are due after the death of the annuitant. Since there is no guarantee that any minimum number of payments will be made, an annuitant may receive only one payment if the annuitant dies prior to the date the second payment is due.

     Option 1(b): Life Annuity with Payments Guaranteed for 10 Years - An annuity with payments guaranteed for 10 years and continuing thereafter during the lifetime of the annuitant. Since payments are guaranteed for 10 years, annuity payments will be made to the end of such period if the annuitant dies prior to the end of the tenth year.

     Option 2(a): Joint & Survivor Non-Refund Life Annuity - An annuity with payments during the lifetimes of the annuitant and a designated co-annuitant. No payments are due after the death of the last survivor of the annuitant and co-annuitant. Since there is no guarantee that any minimum number of payments will be made, an annuitant or co-annuitant may receive only one payment if the annuitant and co-annuitant die prior to the date the second payment is due.

     Option 2(b): Joint & Survivor Life Annuity with Payments Guaranteed for 10 Years - An annuity with payments guaranteed for 10 years and continuing thereafter during the lifetimes of the annuitant and a designated co-annuitant. Since payments are guaranteed for 10 years, annuity payments will be made to the end of such period if both the annuitant and the co-annuitant die prior to the end of the tenth year.

     In addition to the foregoing annuity options which the Company is contractually obligated to offer at all times, the Company currently offers the following annuity options. The Company may cease offering the following annuity options at any time and may offer other annuity options in the future.

     Option 3: Life annuity with Payments Guaranteed for 5, 15 or 20 Years - An Annuity with payments guaranteed for 5, 15 or 20 years and continuing thereafter during the lifetime of the annuitant. Since payments are guaranteed for the specific number of years, annuity payments will be made to the end of the last year of the 5, 15 or 20 year period.

     Option 4: Joint & Two-Thirds Survivor Non-Refund Life Annuity - An annuity with full payments during the joint lifetime of the annuitant and a designated co-annuitant and two-thirds payments during the lifetime of the survivor. Since there is no guarantee that any minimum number of payments will be made, an annuitant or co-annuitant may receive only one payment if the annuitant and co-annuitant die prior to the date the second payment is due.

     Option 5: Period Certain Only Annuity for 5, 10, 15 or 20 years - An annuity with payments for a 5, 10, 15 or 20 year period and no payments thereafter.

DETERMINATION OF AMOUNT OF THE FIRST VARIABLE ANNUITY PAYMENT

     The first variable annuity payment is determined by applying that portion of the contract value used to purchase a variable annuity, measured as of a date not more than ten business days prior to the maturity date (minus any applicable premium taxes), to the annuity tables contained in the contract. (The amount of the first and all subsequent fixed annuity payments is determined on the same basis using the portion of the contract value used to purchase a fixed annuity.) The rates contained in such tables depend upon the annuitant's sex and age (as adjusted depending on the annuitant's year of birth) and the annuity option selected. Under such tables, the longer the life expectancy of the annuitant under any life annuity option or the duration of any period for which payments are guaranteed under the option, the smaller will be the amount of the first monthly variable annuity payment. The rates are based on the 1983 Table A projected at Scale G, assume births in year 1942 and reflect an assumed interest rate of 3% per year.

ANNUITY UNITS AND THE DETERMINATION OF SUBSEQUENT VARIABLE ANNUITY PAYMENTS

     Variable annuity payments subsequent to the first will be based on the investment performance of the sub-accounts selected. The amount of such subsequent payments is determined by dividing the amount of the first annuity payment from each sub-account by the annuity unit value of such sub-account (as of the same date the contract value to effect the annuity was determined) to establish the number of annuity units which will thereafter be used to determine payments. This number of annuity units for each sub-account is then multiplied by the appropriate annuity unit value as of a uniformly applied date not more than ten business days before the annuity payment is due, and the resulting amounts for each sub-account are then totaled to arrive at the amount of the payment to be made. The number of annuity units remains constant during the annuity payment period.

     The value of an annuity unit for each sub-account for any valuation period is determined by multiplying the annuity unit value for the immediately preceding valuation period by the net investment factor for that sub-account (see "NET INVESTMENT FACTOR") for the valuation period for which the annuity unit value is being calculated and by a factor to neutralize the assumed interest rate.

     A 3% assumed interest rate is built into the annuity tables in the contract used to determine the first variable annuity payment. A higher assumption would mean a larger first annuity payment, but more slowly rising subsequent payments when actual investment performance exceeds the assumed rate, and more rapidly falling subsequent payments when actual investment performance is less than the assumed rate. A lower assumption would have the opposite effect. If the actual net investment performance is 3% annually, annuity payments will be level.

TRANSFERS AFTER MATURITY DATE

     Once variable annuity payments have begun, the contract owner may transfer all or part of the investment upon which such payments are based from one sub-account to another. Transfers will be made upon notice to the Company at least 30 days before the due date of the first annuity payment to which the change will apply. Transfers after the maturity date will be made by converting the number of annuity units being transferred to the number of annuity units of the sub-account to which the transfer is made, so that the next annuity payment if it were made at that time would be the same amount that it would have been without the transfer. Thereafter, annuity payments will reflect changes in the value of the new annuity units. The Company reserves the right to limit, upon notice, the maximum number of transfers a contract owner may make per contract year to four. Once annuity payments have commenced, no transfers may be made from a fixed annuity option to a variable annuity option or from a variable annuity option to a fixed annuity option. In addition, the Company reserves the right to defer the transfer privilege at any time that the Company is unable to purchase or redeem shares of the Trust portfolios. The Company also reserves the right to modify or terminate the transfer privilege at any time in accordance with applicable law.

DEATH BENEFIT ON OR AFTER MATURITY DATE

     If annuity payments have been selected based on an annuity option providing for payments for a guaranteed period, and the annuitant dies on or after the maturity date, the Company will make the remaining guaranteed payments to the beneficiary. Any remaining payments will be made as rapidly as under the method of distribution being used as of the date of the annuitant's death. If no beneficiary is living, the Company will commute any unpaid guaranteed payments to a single sum (on the basis of the interest rate used in determining the payments) and pay that single sum to the estate of the last to die of the annuitant and the beneficiary.

OTHER CONTRACT PROVISIONS

TEN DAY RIGHT TO REVIEW

     The contract owner may cancel the contract by returning it to the Company's Annuity Service Office or agent at any time within 10 days after receipt of the contract. Within 7 days of receipt of the contract by the Company, the Company will pay the contract value, less any debt and any payment enhancement, computed at the end of the valuation period during which the contract is received by the Company, to the contract owner.

     No withdrawal charge is imposed upon return of the contract within the ten day right to review period. The ten day right to review may vary in certain states in order to comply with the requirements of insurance laws and regulations in such states. When the contract is issued as an individual retirement annuity under Internal Revenue Code section 408, during the first 7 days of the 10 day period, the Company will return all purchase payments if this is greater than the amount otherwise payable.

OWNERSHIP

     The contract owner is the person entitled to exercise all rights under the contract. Prior to the maturity date, the contract owner is the person designated in the contract specifications page or as subsequently named. On and after the maturity date, the annuitant is the contract owner. If amounts become payable to any beneficiary under the contract, the beneficiary is the contract owner.

     In the case of non-qualified contracts, ownership of the contract may be changed or the contract may be collaterally assigned at any time prior to the maturity date, subject to the rights of any irrevocable beneficiary. Assigning a contract, or changing the ownership of a contract, may be treated as a distribution of the contract value for Federal tax purposes. (See "FEDERAL TAX MATTERS") A change of any contract owner may result in resetting the death benefit to an amount equal to the contract value as of the date of the change and treating such value as a purchase payment made on that date for purposes of computing the amount of the death benefit. This purchase payment will not be included in cumulative purchase payments and is not eligible for a payment enhancement. (See "DEATH BENEFIT BEFORE MATURITY DATE").

     Any change of ownership or assignment must be made in writing. Any change must be approved by the Company. Any assignment and any change, if approved, will be effective as of the date the Company receives the request at its Annuity Service Office. The Company assumes no liability for any payments made or actions taken before a change is approved or an assignment is accepted or responsibility for the validity or sufficiency of any assignment. An absolute assignment will revoke the interest of any revocable beneficiary.

     In the case of qualified contracts, ownership of the contract generally may not be transferred except by the trustee of an exempt employees' trust which is part of a retirement plan qualified under Section 401 of the Internal Revenue Code or as otherwise permitted by applicable IRS regulations. Subject to the foregoing, a qualified contract may not be sold, assigned, transferred, discounted or pledged as collateral for a loan or as security for the performance of an obligation or for any other purpose to any person other than the Company.

ANNUITANT

     The annuitant is any natural person or persons whose life is used to determine the duration of annuity payments involving life contingencies. If the contract owner names more than one person as an "annuitant," the second person named shall be referred to as "co-annuitant." The annuitant is as designated on the contract specifications page or in the application, unless changed.

     On the death of the annuitant, the co-annuitant, if living, becomes the annuitant. If there is no living co-annuitant, the owner becomes the annuitant. In the case of certain qualified contracts, there are limitations on the ability to designate and change the annuitant and the co-annuitant.

BENEFICIARY

     The beneficiary is the person, persons or entity designated in the contract specifications page or as subsequently named. However, if there is a surviving contract owner, that person will be treated as the beneficiary. The beneficiary may be changed subject to the rights of any irrevocable beneficiary. Any change must be made in writing, approved by the Company and if approved, will be effective as of the date on which written. The Company assumes no liability for any payments made or actions taken before the change is approved. If no beneficiary is living, the contingent beneficiary will be the beneficiary. The interest of any beneficiary is subject to that of any assignee. If no beneficiary or contingent beneficiary is living, the beneficiary is the estate of the deceased contract owner. In the case of certain qualified contracts, regulations promulgated by the Treasury Department prescribe certain limitations on the designation of a beneficiary.

MODIFICATION

     The contract may not be modified by the Company without the consent of the contract owner, except as may be required to make it conform to any law or regulation or ruling issued by a governmental agency. The provisions of the contract shall be interpreted so as to comply with the requirements of Section 72(s) of the Internal Revenue Code.

COMPANY APPROVAL

     The Company reserves the right to accept or reject any contract application at its sole discretion.

MISSTATEMENT AND PROOF OF AGE, SEX OR SURVIVAL

     The Company may require proof of age, sex or survival of any person upon whose age, sex or survival any payment depends. If the age or sex of the annuitant has been misstated, the benefits will be those that would have been provided for the annuitant's correct age and sex. If the Company has made incorrect annuity payments, the amount of any underpayment will be paid immediately and the amount of any overpayment will be deducted from future annuity payments.

FIXED ACCOUNT INVESTMENT OPTION

     Securities Registration. Due to certain exemptive and exclusionary provisions, interests in the one year fixed account investment option are not registered under the Securities Act of 1933, as amended, ("1933 Act") and the Company's general account is not registered as an investment company under the 1940 Act. Accordingly, neither interests in the one year fixed account investment option nor the general account are subject to the provisions or restrictions of the 1933 Act or the 1940 Act and the staff of the Commission has not reviewed the disclosures in the Prospectus relating thereto. Disclosures relating to interests in the fixed account investment option and the general account, however, may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy of statements made in a registration statement.

     Guarantee. Pursuant to a Guarantee Agreement dated March 31, 1996, Manulife, the ultimate parent of the Company, unconditionally guarantees to the Company on behalf of and for the benefit of the Company and owners of fixed annuity contracts issued by the Company that it will, on demand, make funds available to the Company for the timely payment of contractual claims under fixed annuity contracts issued after June 27, 1984. This Guarantee covers the fixed portion of the contracts described in this Prospectus. This Guarantee may be terminated by Manulife on notice to the Company. Termination will not affect Manulife's continuing liability with respect to all fixed annuity contracts issued prior to the termination of the Guarantee except if: (i) the liability to pay contractual claims under the contracts is assumed by another insurer or (ii) the Company is sold and the buyer's guarantee is substituted for the Manulife guarantee.

     Reinsurance. Effective June 30, 1995, the Company entered into a Reinsurance Agreement with Peoples Security Life Insurance Company ("Peoples") pursuant to which Peoples reinsures certain amounts with respect to the fixed account portion of the contract described in this Prospectus. Under this Reinsurance Agreement, the Company remains liable for the contractual obligations of the contracts' fixed account and Peoples agrees to reimburse the Company for certain amounts and obligations in connection with the fixed account. Peoples contractual liability runs solely to the Company, and no contract owner shall have any right of action against Peoples. Peoples is a wholly-owned subsidiary of Louisville, Kentucky based Providian Corporation, a diversified financial services corporation.

     Investment Option. A one year fixed account investment option is available under the contract. Under the one year fixed account investment option, the Company guarantees the principal value of purchase payments and the rate of interest credited to the investment account for the term of the guarantee period. The portion of the contract value in the one year fixed account investment option and monthly annuity payments if selected on a fixed basis, will reflect such interest and principal guarantees. The guaranteed interest rates on new amounts allocated or transferred to a fixed investment account are determined from time-to-time by the Company in accordance with market conditions. In no event will the guaranteed rate of interest be less than 3%. Once an interest rate is guaranteed for a fixed investment account, it is guaranteed for the duration of the guarantee period and may not be changed by the Company.

     Investment Accounts. Contract owners may allocate purchase payments, or make transfers from the variable investment options, to the one year fixed account investment option at any time prior to the maturity date. The Company establishes a separate investment account each time the contract owner allocates or transfers amounts to the fixed account investment option. Amounts may not be allocated to a fixed account investment option that would extend the guarantee period beyond the maturity date.


     Renewals. At the end of a guarantee period, the contract owner may establish a new investment account with a one year guarantee period at the then current interest rate or transfer the amounts to a variable account investment option, all without the imposition of any charge. In the case of renewals within one year of the maturity date, the only fixed account investment option available is to have interest accrued up to the maturity date at the then current interest rate for one year guarantee periods.

     If the contract owner does not specify the renewal option desired, the Company will select the one year fixed account investment option. In the case of a renewal within one year of the maturity date, the Company will credit interest up to the maturity date at the then current interest rate for one year guarantee periods.

     Transfers. Prior to the maturity date, the contract owner may transfer amounts from the fixed account investment option to the variable account investment options at the end of the guaranteed period; however, amounts may be transferred prior to the end of the guarantee period pursuant to the Dollar Cost Averaging program.

     Where there are multiple investment accounts within the one year fixed account investment option, amounts must be transferred from the one year fixed account investment option on a first-in-first-out basis.

     Withdrawals. The contract owner may make total and partial withdrawals of amounts held in the one year fixed account investment option at any time prior to the maturity date or his or her death. Withdrawals from the fixed account investment option will be made in the same manner and be subject to the same limitations as set forth under "WITHDRAWALS" plus the following provisions also apply to withdrawals from the fixed account investment option: (1) the Company reserves the right to defer payment of amounts withdrawn from the fixed account investment option for up to six months from the date it receives the written withdrawal request (if a withdrawal is deferred for more than 30 days pursuant to this right, the Company will pay interest on the amount deferred at a rate not less than 3% per year (or such higher rate as may be required by the applicable state or jurisdiction)); and (2) if there are multiple investment accounts under the fixed account investment option, amounts must be withdrawn from such accounts on a first-in-first-out basis.

     If the contract owner does not specify the investment options from which a partial withdrawal is to be taken, a partial withdrawal will be taken from the variable account investment options until exhausted and then from the one year fixed account investment option.

     Withdrawals from the contract may be subject to income tax and a 10% penalty tax. Withdrawals are permitted from contracts issued in connection with
Section 403(b) qualified plans only under limited circumstances. (See "FEDERAL TAX MATTERS" below.)

     Loans. The Company offers a loan privilege only to owners of contracts issued in connection with Section 403(b) qualified plans that are not subject to Title I of ERISA. Owners of such contracts may obtain loans using the contract as the only security for the loan. Owners of such contracts may borrow amounts allocated to the fixed investment account in the same manner and subject to the same limitations as set forth under "LOANS" above.

     Fixed Annuity Options. Subject to the distribution of death benefits provisions (see "DEATH BENEFIT BEFORE MATURITY DATE" above), on death, withdrawal or the maturity date of the contract, the proceeds may be applied to a fixed annuity option. (See "ANNUITY OPTIONS" above) The amount of each fixed annuity payment is determined by applying the portion of the proceeds (less any applicable premium taxes) applied to purchase the fixed annuity to the appropriate table in the contract. If the table in use by the Company is more favorable to the contract owner, the Company will substitute that table. The Company guarantees the dollar amount of fixed annuity payments.

                             CHARGES AND DEDUCTIONS

     Charges and deductions under the contracts are assessed against purchase payments, contract values or annuity payments. Currently, there are no deductions made from purchase payments, except for premium taxes in certain states. In addition, there are deductions from and expenses paid out of the assets of the Trust portfolios that are described in the accompanying Prospectus of the Trust.

WITHDRAWAL CHARGES

     If a withdrawal is made from the contract before the maturity date, a withdrawal charge (contingent deferred sales charge) may be assessed against amounts withdrawn attributable to purchase payments that have been in the contract less than ten complete contract years. There is never a withdrawal charge with respect to earnings accumulated in the contract, certain other free withdrawal amounts described below or purchase payments that have been in the contract more than ten complete contract years. In no event may the total withdrawal charges exceed 8.5% of the amount invested. The amount of the withdrawal charge and when it is assessed are discussed below:

     1. Each withdrawal from the contract is allocated first to the "free withdrawal amount" and second to "unliquidated purchase payments". In any contract year, the free withdrawal amount for that year is the greater of (1) the excess of the contract value on the date of withdrawal over the unliquidated purchase payments (the accumulated earnings on the contract) or (2) the excess of (i) over (ii), where (i) is 10% of total purchase payments and (ii) is all prior partial withdrawals in that contract year. Withdrawals allocated to the free withdrawal amount may be withdrawn without the imposition of a withdrawal charge. The free withdrawal amount will be applied to a requested withdrawal, first, to withdrawals from variable account investment options and then to withdrawals from the one year fixed account investment option.

     2. If a withdrawal is made for an amount in excess of the free withdrawal amount, the excess will be allocated to purchase payments which will be liquidated on a first-in first-out basis. On any withdrawal request, the Company will liquidate purchase payments equal to the amount of the withdrawal request which exceeds the free withdrawal amount in the order such purchase payments were made: the oldest unliquidated purchase payment first, the next purchase payment second, etc. until all purchase payments have been liquidated.

     3. Each purchase payment (or portion thereof) liquidated in connection with a withdrawal request is subject to a withdrawal charge based on the length of time the purchase payment has been in the contract. The amount of the withdrawal charge is calculated by multiplying the amount of the purchase payment being liquidated by the applicable withdrawal charge percentage obtained from the table below.



         NUMBER OF COMPLETE YEARS
       PURCHASE PAYMENT IN CONTRACT         WITHDRAWAL CHARGE PERCENTAGE
       ----------------------------         ----------------------------

                    1                                   8.5%
                    2                                   8%
                    3                                   7%
                    4                                   6%
                    5                                   5%
                    6                                   4%
                    7                                   3%
                    8                                   2%
                    9                                   0%

     The total withdrawal charge will be the sum of the withdrawal charges for the purchase payments being liquidated.

     4. The withdrawal charge is deducted from the contract value remaining after the contract owner is paid the amount requested, except in the case of a complete withdrawal when it is deducted from the amount otherwise payable. In the case of a partial withdrawal, the amount requested from an investment account may not exceed the value of that investment account less any applicable withdrawal charge.

     5. There is generally no withdrawal charge on distributions made as a result of the death of the contract owner or, if applicable, the annuitant (see "Death Benefit Before Maturity Date -- Amount of Death Benefit"), and no withdrawal charges are imposed on the maturity date if the contract owner annuitizes as provided in the contract.

     The amount collected from the withdrawal charge will be used to reimburse the Company for the compensation paid to cover selling concessions to broker-dealers, preparation of sales literature and other expenses related to sales activity.

     For examples of calculation of the withdrawal charge, see Appendix A.

REDUCTION OR ELIMINATION OF WITHDRAWAL CHARGES

     The amount of the withdrawal charge on a contract may be reduced or eliminated when sales of the contracts are made to individuals or to a group of individuals in such a manner that results in savings of sales expenses. The entitlement to such a reduction in the withdrawal charge will be determined by the Company in the following manner:

     1. The size and type of group to which sales are to be made will be considered. Generally, sales expenses for a larger group are smaller than for a smaller group because of the ability to implement large numbers of contracts with fewer sales contacts.

     2. The total amount of purchase payments to be received will be considered. Per dollar sales expenses are likely to be less on larger purchase payments than on smaller ones.

     3. Any prior or existing relationship with the Company will be considered. Per contract sales expenses are likely to be less when there is a prior or existing relationship because of the likelihood of implementing the contract with fewer sales contacts.

     4. The level of commissions paid to selling broker-dealers will be considered. Certain broker-dealers may offer the contract in connection with financial planning programs offered on a fee for service basis. In view of the financial planning fees, such broker-dealers may elect to receive lower commissions for sales of the contracts, thereby reducing the Company's sales expenses.

     5. There may be other circumstances of which the Company is not presently aware, which could result in reduced sales expenses.

     If, after consideration of the foregoing factors, it is determined that there will be a reduction in sales expenses, the Company will provide a reduction in the withdrawal charge. The withdrawal charge will be eliminated when a contract is issued to an officer, director or employee (or a relative thereof) of the Company, Manulife, the Trust or any of their affiliates. In no event will reduction or elimination of the withdrawal charge be permitted where such reduction or elimination will be unfairly discriminatory to any person.

ADMINISTRATION FEES

     Except as noted below, the Company will deduct each year an annual administration fee of $40 as partial compensation for the cost of providing all administrative services attributable to the contracts and the operations of the VariableAccount and the Company in connection with the contracts. However, if prior to the maturity date the contract value is equal to or greater than $100,000 at the time of the fee's assessment, the fee will be waived. Prior to the maturity date, this administration fee is deducted on the last day of each contract year. It is withdrawn from each investment option in the same proportion that the value of such investment option bears to the contract value. If the entire contract is withdrawn on other than the last day of any contract year, the $40 administration fee will be deducted from the amount paid. During the annuity period, the fee is deducted on a pro-rata basis from each annuity payment.

     A daily fee in an amount equal to 0.30% of the value of each variable investment account on an annual basis is deducted from each sub-account as an administration fee. The fee is designed to compensate the Company for the cost of providing administrative services attributable to the contracts and the operations of the Variable Account and the Company in connection with the contracts. This asset based administration fee will not be deducted from the fixed account investment option. The fee will be reflected in the contract value as a proportionate reduction in the value of each investment account. Because the administration fee is a percentage of assets rather than a flat amount, larger contracts will in effect pay a higher proportion of the administrative expenses than smaller contracts.

     The Company does not expect to recover from such fees any amount in excess of its accumulated administrative expenses. Even though administrative expenses may increase, the Company guarantees that it will not increase the amount of the administration fees.

MORTALITY AND EXPENSE RISK CHARGE

     The mortality risk assumed by the Company is the risk that annuitants may live for a longer period of time than estimated. The Company assumes this mortality risk by virtue of annuity rates incorporated into the contract which cannot be changed. This assures each annuitant that his longevity will not have an adverse effect on the amount of annuity payments. Also, the Company guarantees that if the contract owner dies before the maturity date, it will pay a death benefit. (See "DEATH BENEFIT BEFORE MATURITY DATE") The expense risk assumed by the Company is the risk that the administration charges or withdrawal charge may be insufficient to cover actual expenses.

     To compensate it for assuming these risks, the Company deducts from each of the sub-accounts a daily charge in an amount equal to 1.25% of the value of the variable investment accounts on an annual basis, consisting of 0.80% for the mortality risk and 0.45% for the expense risk. The charge will be reflected in the contract value as a proportionate reduction in the value of each investment account. The rate of the mortality and expense risk charge cannot be increased. If the charge is insufficient to cover the actual cost of the mortality and expense risks undertaken, the Company will bear the loss. Conversely, if the charge proves more than sufficient, the excess will be profit to the Company and will be available for any proper corporate purpose including, among other things, payment of distribution expenses. The mortality and expense risk charge is not assessed against the fixed account investment option.

TAXES

     The Company reserves the right to charge, or provide for, certain taxes against purchase payments, contract values or annuity payments. Such taxes may include premium taxes or other taxes levied by any government entity which the Company determines to have resulted from the (i) establishment or maintenance of the Variable Account, (ii) receipt by the Company of purchase payments, (iii) issuance of the contacts, or (iv) commencement or continuance of annuity payments under the contracts. In addition, the Company will withhold taxes to the extent required by applicable law.

     Except for residents in Pennsylvania, South Dakota and Kentucky premium taxes will be deducted from the contract value used to provide for fixed or variable annuity payments unless required otherwise by applicable law. The amount deducted will depend on the premium tax assessed in the applicable state. State premium taxes currently range from 0% to 3.5% depending on the jurisdiction and the tax status of the contract and are subject to change by the legislature or other authority. (See "APPENDIX B: STATE PREMIUM TAXES") For residents of Pennsylvania, South Dakota and Kentucky the following premium tax assessment will apply: A premium tax will be assessed against all non-qualified purchase payments received from contract owners who are residents of South Dakota. The rate of tax is 1.25% for South Dakota residents. If the Kentucky Revenue Cabinet's policy change on premium taxes becomes effective as expected, premium tax will be assessed against all purchase payments received on or after July 1, 1997 from contract owners who are residents of Kentucky. The rate of tax is 2.00% for Kentucky residents. Purchase payments received for the period October 1, 1992 through September 7, 1995 for non-qualified contracts of Pennsylvania residents will be assessed a 2.00% premium tax; purchase payments received on or after September 8, 1995 will not be assessed a premium tax. For purchase payments received on or after October 1, 1992 (July 1, 1997 for Kentucky), the state premium tax will be collected upon payment of any withdrawal benefits, upon any annuitization or payment of death benefits. For payments received prior to October 1, 1992 (July

1, 1997 for Kentucky) the premium tax will deducted upon annuitization only. In the states of Pennsylvania and South Dakota, purchase payments received in connection with the funding of a qualified plan are exempt from state premium tax.

FEDERAL TAX MATTERS

INTRODUCTION

     The following discussion of the federal income tax treatment of the contract is not exhaustive, does not purport to cover all situations, and is not intended as tax advice. A qualified tax adviser should always be consulted with regard to the application of law to individual circumstances. This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Department regulations, and interpretations existing on the date of this Prospectus. These authorities, however, are subject to change by Congress, the Treasury Department, and judicial decisions.

     This discussion does not address state or local tax consequences associated with the purchase of a contract. In addition, the Company makes no guarantee regarding any tax treatment -- federal, state or local -- of any contract or of any transaction involving a contract.

THE COMPANY'S TAX STATUS

     The Company is taxed as a life insurance company under the Code. Since the operations of the Variable Account are a part of, and are taxed with, the operations of the Company, the Variable Account is not separately taxed as a "regulated investment company" under the Code. Under existing federal income tax laws, investment income and capital gains of the Variable Account are not taxed to the extent they are applied under a contract. The Company does not anticipate that it will incur any federal income tax liability attributable to such income and gains of the Variable Account, and therefore the Company does not intend to make provision for any such taxes. If the Company is taxed on investment income or capital gains of the Variable Account, then the Company may impose a charge against the Variable Account in order to make provision for such taxes.

TAXATION OF ANNUITIES IN GENERAL

TAX DEFERRAL DURING ACCUMULATION PERIOD

     Under existing provisions of the Code, except as described below, any increase in the contract value is generally not taxable to the contract owner or annuitant until received, either in the form of annuity payments, as contemplated by the contract, or in some other form of distribution. However, certain requirements must be satisfied in order for this general rule to apply, including: (1) the contract must be owned by an individual (or treated as owned by an individual), (2) the investments of the Variable Account must be "adequately diversified" in accordance with Treasury Department regulations, (3) the Company, rather than the owner, must be considered the owner of the assets of the Variable Account for federal tax purposes, and (4) the contract must provide for appropriate amortization, through annuity payments, of the contract's purchase payments and earnings, e.g., the maturity date must not occur at too advanced an age.

     Non-Natural Owner. As a general rule, deferred annuity contracts held by "non-natural persons" such as a corporation, trust or other similar entity, as opposed to a natural person, are not treated as annuity contracts for federal tax purposes. The investment income on such contracts is taxed as ordinary income that is received or accrued by the owner of the contract during the taxable year. There are several exceptions to this general rule for non-natural contract owners. First, contracts will generally be treated as held by a natural person if the nominal owner is a trust or other entity which holds the contract as an agent for a natural person. However, this special exception will not apply in the case of any employer who is the nominal owner of an annuity contract under a non-qualified deferred compensation arrangement for its employees.

     In addition, exceptions to the general rule for non-natural contract owners will apply with respect to (1) contracts acquired by an estate of a decedent by reason of the death of the decedent, (2) certain qualified contracts, (3) certain contracts purchased by employers upon the termination of certain qualified plans, (4) certain contracts used in connection with structured settlement agreements, and (5) contracts purchased with a single premium when the annuity starting date (as defined in the tax law) is no later than a year from purchase of the annuity and substantially equal periodic payments are made, not less frequently than annually, during the annuity period.

     Diversification Requirements. For a contract to be treated as an annuity for federal income tax purposes, the investments of the Variable Account must be "adequately diversified" in accordance with Treasury Department Regulations. The Secretary of the Treasury has issued regulations which prescribe standards for determining whether the investments of the Variable Account are "adequately diversified." If the Variable Account failed to comply with these diversification standards, a contract would not be treated as an annuity contract for federal income tax purposes and the contract owner would generally be taxable currently on the excess of the contract value over the premiums paid for the contract.

     Although the Company does not control the investments of the NASL Series Trust, it expects that the Trust will comply with such regulations so that the Variable Account will be considered "adequately diversified."

     Ownership Treatment. In certain circumstances, a variable annuity contract owner may be considered the owner, for federal income tax purposes, of the assets of the separate account used to support his or her contract. In those circumstances, income and gains from such separate account assets would be includible in the contract owner's gross income. The Internal Revenue Service (the "Service") has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. In addition, the Treasury Department announced, in connection with the issuance of regulations concerning investment diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor, rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular sub-accounts [of a separate account] without being treated as owners of the underlying assets." As of the date of this Prospectus, no such guidance has been issued.

     The ownership rights under this contract are similar to, but different in certain respects from, those described by the Service in rulings in which it was determined that contract owners were not owners of separate account assets. For example, the owner of this contract has the choice of many more investment options to which to allocate premiums and contract values, and may be able to transfer among investment options more frequently than in such rulings. These differences could result in the contract owner being treated as the owner of the assets of the Variable Account and thus subject to current taxation on the income and gains from those assets. In addition, the Company does not know what standards will be set forth in the regulations or rulings which the Treasury Department has stated it expects to issue. The Company therefore reserves the right to modify the contract as necessary to attempt to prevent the contract owner from being considered the owner of the assets of the Variable Account.

     Delayed Maturity Dates. If the contract's maturity date occurs (or is scheduled to occur) at a time when the annuitant has reached an advanced age, e.g., past age 85, it is possible that the contract would not be treated as an annuity for federal income tax purposes. In that event, the income and gains under the contract could be currently includible in the owner's income.

     The remainder of this discussion assumes that the contract will be treated as an annuity contract for federal income tax purposes and that the Company will be treated as the owner of the Variable Account assets.

TAXATION OF PARTIAL AND FULL WITHDRAWALS

     In the case of a partial withdrawal, amounts received are includible in income to the extent the contract value before the withdrawal exceeds the "investment in the contract." In the case of a full withdrawal, amounts received are includible in income to the extent they exceed the "investment in the contract." For these purposes the investment in the contract at any time equals the total of the purchase payments made under the contract to that time (to the extent such payments were neither deductible when made nor excludible from income as, for example, in the case of certain employer contributions to qualified plans) less any amounts previously received from the contract which were not included in income. In this regard, the payment enhancements provided under a contract are not treated as purchase payments and thus do not increase the investment in the contract.

     Other than in the case of certain qualified contracts, any amount received as a loan under a contract, and any assignment or pledge (or agreement to assign or pledge) any portion of the contract value, is treated as a withdrawal of such amount or portion.

(Loans, assignments and pledges are permitted only in limited circumstances under qualified contracts.) The investment in the contract is increased by the amount includible in income with respect to such assignment or pledge, though it is not affected by any other aspect of the assignment or pledge (including its release). If an individual transfers an annuity contract without adequate consideration to a person other than the owner's spouse (or to a former spouse incident to divorce), the owner will be taxed on the difference between the "contract value" and the "investment in the contract" at the time of transfer. In such case, the transferee's investment in the contract will be increased to reflect the increase in the transferor's income.

     The contract provides a death benefit that in certain circumstances may exceed the greater of the purchase payments and the contract value. As described elsewhere in this Prospectus, the Company imposes certain charges with respect to the death benefit. It is possible that those charges (or some portion thereof) could be treated for federal income tax purposes as a partial withdrawal from the contract.

     There may be special income tax issues present in situations where the owner and the annuitant are not the same person and are not married to one another. A tax advisor should be consulted in those situations.

TAXATION OF ANNUITY PAYMENTS

     Normally, the portion of each annuity payment taxable as ordinary income is equal to the excess of the payment over the exclusion amount. In the case of variable annuity payments, the exclusion amount is the "investment in the contract" (defined above) allocated to the variable annuity option, adjusted for any period certain or refund feature, when payments begin to be made divided by the number of payments expected to be made (determined by Treasury Department regulations which take into account the annuitant's life expectancy and the form of annuity benefit selected). In the case of fixed annuity payments, the exclusion amount is the amount determined by multiplying (1) the payment by (2) the ratio of the investment in the contract allocated to the fixed annuity option, adjusted for any period certain or refund feature, to the total expected value of annuity payments for the term of the contract (determined under Treasury Department regulations).

     Once the total amount of the investment in the contract is excluded using these ratios, annuity payments will be fully taxable. If annuity payments cease because of the death of the annuitant and before the total amount of the investment in the contract is recovered, the unrecovered amount generally will be allowed as a deduction to the annuitant in his or her last taxable year.

TAXATION OF DEATH BENEFIT PROCEEDS

     Amounts may be distributed from a non-qualified contract because of the death of an owner or the annuitant. Prior to the maturity date, such death benefit proceeds are includible in income as follows: (1) if distributed in a lump sum, they are taxed in the same manner as a full withdrawal, as described above, or (2) if distributed under an annuity option, they are taxed in the same manner as annuity payments, as described above. After the maturity date, where a guaranteed period exists under an annuity option and the annuitant dies before the end of that period, payments made to the beneficiary for the remainder of that period are includible in income as follows: (1) if received in a lump sum, they are includible in income to the extent that they exceed the unrecovered investment in the contract at that time, or (2) if distributed in accordance with the existing annuity option selected, they are fully excludable from income until the remaining investment in the contract is deemed to be recovered, and all annuity payments thereafter are fully includible in income.

PENALTY TAX ON PREMATURE DISTRIBUTIONS

     There is a 10% penalty tax on the taxable amount of any payment from a non-qualified contract unless the payment is: (a) received on or after the contract owner reaches age 59 1/2; (b) attributable to the contract owner's becoming disabled (as defined in the tax law); (c) made to a beneficiary on or after the death of the contract owner or, if the contract owner is not an individual, on or after the death of the primary annuitant (as defined in the tax law); (d) made as a series of substantially equal periodic payments (not less frequently than annually) for the life (or life expectancy) of the annuitant or for the joint lives (or joint life expectancies) of the annuitant and designated beneficiary (as defined in the tax law); (e) made under an annuity contract purchased with a single premium when the annuity starting date (as defined in the tax law) is no later than a year from purchase of the annuity and substantially equal periodic payments are made, not less frequently than annually, during the annuity period; or (f) made with respect to certain annuities issued in connection with structured settlement agreements. (A similar penalty tax, applicable to distributions from certain qualified contracts, is discussed below.)

AGGREGATION OF CONTRACTS

     In certain circumstances, the amount of an annuity payment or a withdrawal from a contract that is includible in income may be determined by combining some or all of the non-qualified contracts owned by an individual. For example, if a person purchases a contract offered by this Prospectus and also purchases at approximately the same time an immediate annuity, the Service may treat the two contracts as one contract. In addition, if a person purchases two or more deferred annuity contracts from the same insurance company (or its affiliates) during any calendar year, all such contracts will be treated as one contract. The effects of such aggregation are not clear; however, it could affect the amount of a withdrawal or an annuity payment that is taxable and the amount which might be subject to the penalty tax described above.

QUALIFIED RETIREMENT PLANS

     The contracts are also designed for use in connection with certain types of retirement plans which receive favorable treatment under the Code. Numerous special tax rules apply to the participants in such qualified plans and to the contracts used in connection with such qualified plans. Therefore, no attempt is made in this Prospectus to provide more than general information about use of the contract with the various types of qualified plans.

     The tax rules applicable to qualified plans vary according to the type of plan and the terms and conditions of the plan itself. For example, for both withdrawals and annuity payments under certain qualified contracts, there may be no "investment in the contract" and the total amount received may be taxable. Also, loans from qualified contracts, where allowed, are subject to a variety of limitations, including restrictions as to the amount that may be borrowed, the duration of the loan, and the manner in which the loan must be repaid. (Owners should always consult their tax advisors and retirement plan fiduciaries prior to exercising their loan privileges.) Both the amount of the contribution that may be made, and the tax deduction or exclusion that the owner may claim for such contribution, are limited under qualified plans. If this contract is used in connection with a qualified plan, the owner and annuitant must be the same individual. If a co-annuitant is named, all distributions made while the annuitant is alive must be made to the annuitant. Also, if a co-annuitant is named who is not the annuitant's spouse, the annuity options which are available may be limited, depending on the difference in ages between the annuitant and co-annuitant. Furthermore, the length of any guarantee period may be limited in some circumstances to satisfy certain minimum distribution requirements under the Code.

     In addition, special rules apply to the time at which distributions must commence and the form in which the distributions must be paid. For example, failure to comply with minimum distribution requirements applicable to qualified plans will result in the imposition of an excise tax. This excise tax generally equals 50% of the amount by which a minimum required distribution exceeds the actual distribution from the qualified plan. In the case of IRAs, distributions of minimum amounts (as specified in the tax law) must generally commence by April 1 of the calendar year following the calendar year in which the owner attains age 70 1/2. In the case of certain other qualified plans, distributions of such minimum amounts must generally commence by the later of this date or April 1 of the calendar year following the calendar year in which the employee retires.

     There is also a 10% penalty tax on the taxable amount of any payment from certain qualified contracts (but not section 457 plans). (The amount of the penalty tax is 25% of the taxable amount of any payment received from a "SIMPLE retirement account" during the 2 year period beginning on the date the individual first participated in any qualified salary reduction arrangement (as defined in the tax law) maintained by the individual's employer.) There are exceptions to this penalty tax which vary depending on the type of qualified plan. In the case of an "Individual Retirement Annuity" ("IRA"), including a "SIMPLE IRA," exceptions provide that the penalty tax does not apply to a payment (a) received on or after the contract owner reaches age 59 1/2, (b) received on or after the owner's death or because of the owner's disability (as defined in the tax law), or (c) made as a series of substantially equal periodic payments (not less frequently than annually) for the life (or life expectancy) of the owner or for the joint lives (or joint life expectancies) of the owner and designated beneficiary (as defined in the tax law). These exceptions, as well as certain others not described herein, generally apply to taxable distributions from other qualified plans (although, in the case of plans qualified under sections 401 and 403, exception "c" above for substantially equal periodic payments applies only if the owner has separated from service).

     When issued in connection with a qualified plan, a contract will be amended as generally necessary to conform to the requirements of the plan. However, contract owners, annuitants, and beneficiaries are cautioned that the rights of any person to any benefits under qualified plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the contract. In addition, the Company shall not be bound by terms and conditions of qualified plans to the extent such terms and conditions contradict the contract, unless the Company consents.

Qualified Plan Types

     Following are brief descriptions of various types of qualified plans in connection with which the Company may issue a contract.

     Individual Retirement Annuities. Section 408 of the Code permits eligible individuals to contribute to an individual retirement program known as an "Individual Retirement Annuity" or "IRA." IRAs are subject to limits on the amounts that may be contributed, the persons who may be eligible and on the time when distributions may commence. Also, distributions from certain other types of qualified retirement plans may be "rolled over" on a tax-deferred basis into an IRA.

     IRAs generally may not provide life insurance coverage, but they may provide a death benefit that equals the greater of the premiums paid and the contract value. The contract provides a death benefit that in certain circumstances may exceed the greater of the purchase payments and the contract value. It is possible that the contract's death benefit could be viewed as providing life insurance coverage with the result that the contract would not be viewed as satisfying the requirements of an IRA.

         Simplified Employee Pensions (SEP-IRAs). Section 408(k) of the Code allows employers to establish simplified employee pension plans for their employees, using the employees' IRAs for such purposes, if certain criteria are met. Under these plans the employer may, within specified limits, make deductible contributions on behalf of the employees to IRAs. As discussed above (see Individual Retirement Annuities), there is some uncertainty regarding the treatment of the contract's death benefit for purposes of the tax rules governing IRAs (which would include SEP-IRAs). Employers intending to use the contract in connection with such plans should seek competent advice.

     SIMPLE IRAs. Section 408(p) of the Code permits certain small employers to establish "SIMPLE retirement accounts," including SIMPLE IRAs, for their employees. Under SIMPLE IRAs, certain deductible contributions are made by both employees and employers. SIMPLE IRAs are subject to various requirements, including limits on the amounts that may be contributed, the persons who may be eligible, and the time when distributions may commence. As discussed above (see Individual Retirement Annuities), there is some uncertainty regarding the proper characterization of the contract's death benefit for purposes of the tax rules governing IRAs (which would include SIMPLE IRAs). EMPLOYERS intending to use the contract in connection with such plans should seek competent advice.

     Corporate and Self-Employed ("H.R. 10" and "Keogh") Pension and Profit-Sharing Plans. Sections 401(a) and 403(a) of the Code permit corporate employers to establish various types of tax-favored retirement plans for employees. The Self-Employed Individuals' Tax Retirement Act of 1962, as amended, commonly referred to as "H.R. 10" or "Keogh", permits self-employed individuals also to establish such tax-favored retirement plans for themselves and their employees. Such retirement plans may permit the purchase of the contracts in order to provide benefits under the plans. The contract provides a death benefit that in certain circumstances may exceed the greater of the purchase payments and the contract value. It is possible that such death benefit could be characterized as an incidental death benefit. There are limitations on the amount of incidental benefits that may be provided under pension and profit sharing plans. In addition, the provision of such benefits may result in current taxable income to participants. Employers intending to use the contract in connection with such plans should seek competent advice.

     Tax-Sheltered Annuities. Section 403(b) of the Code permits public school employees and employees of certain types of charitable, educational and scientific organizations specified in section 501(c)(3) of the Code to have their employers purchase annuity contracts for them and, subject to certain limitations, to exclude the amount of purchase payments from gross income for tax purposes. These annuity contracts are commonly referred to as "tax-sheltered annuities". Purchasers of the contracts for such purposes should seek competent advice as to eligibility, limitations on permissible amounts of purchase payments and other tax consequences associated with the contracts. In particular, purchasers should consider that the contract provides a death benefit that in certain circumstances may exceed the greater of the purchase payments and the contract value. It is possible that such death benefit could be characterized as an incidental death benefit. If the death benefit were so characterized, this could result in currently taxable income to purchasers. In addition, there are limitations on the amount of incidental benefits that may be provided under a tax-sheltered annuity. Even if the death benefit under the contract were characterized as an incidental death benefit, it is unlikely to violate those limits unless the purchaser also purchases a life insurance contract as part of his or her tax-sheltered annuity plan.

     Tax-sheltered annuity contracts must contain restrictions on withdrawals of
(i) contributions made pursuant to a salary reduction agreement in years beginning after December 31, 1988, (ii) earnings on those contributions, and
(iii) earnings after 1988 on amounts attributable to salary reduction contributions (and earnings on those contributions) held as of the last day of the year beginning before January 1, 1989. These amounts can be paid only if the employee has reached age 59 1/2, separated from service, died, or become disabled (within the meaning of the tax law), or in the case of hardship (within the meaning of the tax law). Amounts permitted to be distributed in the event of hardship are limited to actual contributions; earnings thereon cannot be distributed on account of hardship. Amounts subject to the withdrawal restrictions applicable to section 403(b)(7) custodial accounts may be subject to more stringent restrictions. (These limitations on withdrawals do not apply to the extent the Company is directed to transfer some or all of the contract value to the issuer of another tax-sheltered annuity or into a section 403(b)(7) custodial account.)

     Deferred Compensation Plans of State and Local Governments and Tax-Exempt Organizations. Section 457 of the Code permits employees of state and local governments and tax-exempt organizations to defer a portion of their compensation without paying current taxes. The employees must be participants in an eligible deferred compensation plan. Generally, a contract purchased by a state or local government or a tax-exempt organization will not be treated as an annuity contract for federal income tax purposes. Those who intend to use the contracts in connection with such plans should seek competent advice.

DIRECT ROLLOVERS

     If the contract is used in connection with a retirement plan that is qualified under sections 401(a), 403(a), or 403(b) of the Code, any "eligible rollover distribution" from the contract will be subject to "direct rollover" and mandatory withholding requirements. An eligible rollover distribution generally is any taxable distribution from such qualified plans, excluding certain amounts such as (i) minimum distributions required under section 401(a)(9) of the Code, and (ii) certain distributions for life, life expectancy, or for 10 years or more which are part of a "series of substantially equal periodic payments."

     Under these requirements, federal income tax equal to 20% of the eligible rollover distribution will be withheld from the amount of the distribution. Unlike withholding on certain other amounts distributed from the contract, discussed below, the owner cannot elect out of withholding with respect to an eligible rollover distribution. However, this 20% withholding will not apply if, instead of receiving the eligible rollover distribution, the distributee elects to have it directly transferred to certain qualified plans. Prior to receiving an eligible rollover distribution, a notice will be provided explaining generally the direct rollover and mandatory withholding requirements and how to avoid the 20% withholding by electing a direct rollover.

FEDERAL INCOME TAX WITHHOLDING

     The Company will withhold and remit to the U.S. Government a part of the taxable portion of each distribution made under a contract unless the distributee notifies the Company at or before the time of the distribution that he or she elects not to have any amounts withheld. In certain circumstances, the Company may be required to withhold tax. The withholding rates applicable to the taxable portion of periodic annuity payments are the same as the withholding rates generally applicable to payments of wages. In addition, the withholding rate applicable to the taxable portion of non-periodic payments (including withdrawals prior to the maturity date) is 10%. As discussed above, the withholding rate applicable to eligible rollover distributions is 20%.

GENERAL MATTERS

TAX DEFERRAL

     The status of the contract as an annuity generally allows all earnings on the underlying investments to be tax-deferred until withdrawn or until annuity payments begin. (See "FEDERAL TAX MATTERS"). This tax deferred treatment may be beneficial to contract owners in building assets in a long-term investment program.

PERFORMANCE DATA

     From time to time the Variable Account may publish advertisements containing performance data relating to its sub-accounts. For periods prior
to               , performance data will be hypothetical figures based on the assumption that a contract offered by this Prospectus was issued when the sub-accounts first became available for investment under other contracts offered by the Company. Hypothetical performance figures will also be furnished for sub-accounts investing in NASL Series Trust portfolios established on December 31, 1996 in connection with the merger of Manulife Series Fund, Inc. with and into NASL Series Trust. Such figures are based on the assumption that the sub-accounts had been available for investment under a contract offered by this Prospectus when the applicable Manulife Series Fund, Inc. portfolio first became available under contracts issued by affiliates of the Company. The sub-accounts may advertise both "STANDARDIZED" and "non-standardized" total return figures, although "STANDARDIZED" figures will always accompany non-standardized figures. Standardized performance data will consist of total return quotations, which will always include quotations for recent one year and, when applicable, five and ten year periods and, where less than ten years, for the period subsequent to the date each sub-account first became available for investment. Such quotations for such periods will be the average annual rates of return required for an initial purchase payment of $1,000 to equal the actual contract value attributable to such purchase payment on the last day of the period, after reflection of all charges. Standardized total return figures will be quoted assuming redemption at the end of the period. Such figures may be accompanied by non-standardized total return figures that are calculated on the same basis as the standardized returns except that the calculations assume no redemption at the end of the period. In addition to the non-standardized returns, each of the sub-accounts may from time to time quote aggregate non-standardized total returns for other time periods. Except as noted above, performance figures used by the Variable Account are based on the actual historical performance of its sub-accounts for specified periods, and the figures are not intended to indicate future performance. More detailed information on the computations is set forth in the Statement of Additional Information.

FINANCIAL STATEMENTS

     Financial Statements for the Variable Account and the Company are contained in the Statement of Additional Information.

ASSET ALLOCATION AND TIMING SERVICES

     The Company is aware that certain third parties are offering asset allocation and timing services in connection with the contracts. In certain cases the Company has agreed to honor transfer instructions from such asset allocation and timing services where it has received powers of attorney, in a form acceptable to it, from the contract owners participating in the service. THE COMPANY DOES NOT ENDORSE, APPROVE OR RECOMMEND SUCH SERVICES IN ANY WAY AND CONTRACT OWNERS SHOULD BE AWARE THAT FEES PAID FOR SUCH SERVICES ARE SEPARATE AND IN ADDITION TO FEES PAID UNDER THE CONTRACTS.

RESTRICTIONS UNDER THE TEXAS OPTIONAL RETIREMENT PROGRAM

     Section 830.105 of the Texas Government Code permits participants in the Texas Optional Retirement Program ("ORP") to withdraw their interest in a variable annuity contract issued under the ORP only upon (1) termination of employment in the Texas public institutions of higher education, (2) retirement,
(3) death, or (4) the participant's attainment of age 70 1/2. Accordingly, before any amounts may be distributed from the contract, proof must be furnished to the Company that one of these four events has occurred. The foregoing restrictions on withdrawal do not apply in the event a participant in the ORP transfers the contract value to another contract or another qualified custodian during the period of participation in the ORP. Loans are not available under contracts subject to the ORP.

DISTRIBUTION OF CONTRACTS

     NASL Financial Services, Inc. ("NASL Financial"), 116 Huntington Avenue, Boston, Massachusetts 02116, a wholly-owned subsidiary of the Company, is the principal underwriter of the contracts in addition to providing advisory services to the Trust. NASL Financial is a broker-dealer registered under the Securities Exchange Act of 1934 ("1934 Act") and a member of the National Association of Securities Dealers, Inc. ("NASD"). NASL Financial has entered into a NON-exclusive promotional agent agreement with Wood Logan Associates, Inc. ("Wood Logan"). Wood Logan is a broker-dealer registered under the 1934 Act and a member of the NASD. Wood Logan is a wholly owned subsidiary of a holding company that is 85% owned by Manulife and approximately 15% owned by the principals of Wood Logan. Sales of the contracts will be made by registered representatives of broker-dealers authorized by NASL Financial to sell the contracts. Such registered representatives will also be licensed insurance agents of the Company. Under the promotional agent agreement, Wood Logan will recruit and provide sales training and licensing assistance to such registered representatives. In addition, Wood Logan will prepare sales and promotional materials for the Company's approval. NASL Financial will pay distribution compensation to selling brokers in varying amounts which under normal circumstances are not expected to exceed 4% of purchase payments plus UP TO .75% of the contract value per year commencing 18 MONTHS after each purchase payment. NASL Financial may from time to time pay additional compensation pursuant to promotional contests. Additionally, in some circumstances, NASL Financial will provide reimbursement of certain sales and marketing expenses. NASL Financial will pay the promotional agent for providing marketing support for the distribution of the contracts.

CONTRACT OWNER INQUIRIES

     All contract owner inquiries should be directed to the Company's Annuity Service Office at P.O. Box 9230, Boston, Massachusetts 02205-9230.

LEGAL PROCEEDINGS

     There are no legal proceedings to which the Variable Account is a party or to which the assets of the Variable Account are subject. Neither the Company nor NASL Financial are involved in any litigation that is of material importance in relation to their total assets or that relates to the Variable Account.

OTHER INFORMATION

     A registration statement has been filed with the Commission under the 1933 Act with respect to the contracts described in this Prospectus. Not all the information set forth in the registration statement, amendments and exhibits thereto has been included in this Prospectus. Statements contained in this Prospectus or the Statement of Additional Information concerning the content of the contracts and other legal instruments are only summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the Commission.


                       STATEMENT OF ADDITIONAL INFORMATION
                                TABLE OF CONTENTS

General Information and History...........................        3
Performance Data..........................................        3
SERVICE
       Independent Auditors...............................        6
       Servicing Agent....................................        6
       Principal Underwriter..............................        6
Cancellation of Contract..................................        6
Financial Statements......................................        7

                                   APPENDIX A

                 EXAMPLE OF CALCULATION OF WITHDRAWAL CHARGE


EXAMPLE 1 - Assume a single payment of $50,000 is made into the contract, A 3% payment enhancement of $1,500 is credited to contract value, no additional payments are made and there are no partial withdrawals. The table below illustrates five examples of the withdrawal charges that would be imposed if the contract is completely withdrawn. All contract values are hypothetical.


   CONTRACT YEAR    HYPOTHETICAL    FREE WITHDRAWAL    PAYMENTS     WITHDRAWAL CHARGE
                   CONTRACT VALUE       AMOUNT        LIQUIDATED
                                                                    ------------------
                                                                     PERCENT    AMOUNT
--------------------------------------------------------------------------------------
         2                $55,000       $5,000  (a)     $50,000       8.50%    $4,250
         4                $50,500       $5,000  (b)     $45,500       7.00%    $3,185
         6                $60,000      $10,000  (c)     $50,000       5.00%    $2,500
         8                $80,000      $30,000  (d)     $50,000       3.00%    $1,500
        10                $70,000      $20,000  (e)     $50,000       0.00%        $0


(a) During any contract year the free withdrawal amount is the greater of (i) the contract value less unliquidated payments (accumulated earnings), or
     (ii) 10% of total payments made under the contract less any partial withdrawals in that contract year. in the second contract year the earnings under the contract are $5,000 ($55,000 - $50,000 = $5,000), and 10% of payments is equal to $5,000 (0.10 x $50,000 = $5,000). consequently, on total withdrawal $5,000 is withdrawn free of the withdrawal charge, the entire $50,000 payment is liquidated and the withdrawal charge is assessed against such liquidated payment (the lesser of (i) total unliquidated payments, or (ii) contract value less free withdrawal amount).

(b) In the example for the fourth contract year, there were no earnings in the contract, therefore the free withdrawal amount is equal to 10% of payments
     (0.10 x $50,000 = $5,000) and the withdrawal charge is only applied to payments liquidated.

(c) In the example for the sixth contract year, the accumulated earnings of $10,000 is greater than 10% of payments ($5,000), therefore the free withdrawal amount is equal to the accumulated earnings of $10,000 and the withdrawal charge is applied to the payments liquidated.

(d) In the example for the eighth contract year, the accumulated earnings of $30,000 is greater than 10% of payments ($5,000), therefore the free withdrawal amount is equal to the accumulated earnings of $30,000 and the withdrawal charge is applied to the payments liquidated.

(e) There is no withdrawal charge on any payments that have been in the contract for at least 10 years.


EXAMPLE 2 - Assume a single payment of $50,000 is made into the contract, a 3% payment enhancement of $1,500 is credited to contract value, no transfers are made, no additional payments are made and there are a series of four partial withdrawals made during the third contract year of $2,000, $5,000, $7,000 and $8,000.

   HYPOTHETICAL      PARTIAL    FREE WITHDRAWAL           PAYMENTS    WITHDRAWAL CHARGE
  CONTRACT VALUE   WITHDRAWAL       AMOUNT              LIQUIDATED   -------------------
                   REQUESTED                                          PERCENT   AMOUNT
----------------------------------------------------------------------------------------
      $65,000        $2,000         $15,000        (a)     $    0     8.00%     $  0
      $49,000        $5,000         $ 3,000        (b)     $2,000     8.00%     $160
      $52,000        $7,000         $ 4,000        (c)     $3,000     8.00%     $240
      $44,000        $8,000         $     0        (d)     $8,000     8.00%     $640


(a) The free withdrawal amount during any contract year is the greater of (i) the contract value less unliquidated payments (accumulated earnings), or
     (ii) 10% of payments less 100% of all prior withdrawals in that contract year. For the first example, accumulated earnings of $15,000 ($65,000 - $50,000 = $15,000) is the free withdrawal amount since it is greater than 10% of payments less prior withdrawals ($5,000 - $0). The amount requested ($2,000) is less than the free withdrawal amount. therefore, payments are not liquidated and no withdrawal charge applies.

(b)  The contract has negative accumulated earnings ($49,000 - $50,000
     < 0), so the free withdrawal amount is limited to 10% of payments less
     100% of all prior withdrawals during the contract year. since $2,000 has already been withdrawn in the current contract year, the remaining free withdrawal during the third contract year is $3,000. the $5,000 partial withdrawal will consist of $3,000 free of withdrawal charge, and the remaining $2,000 will be subject to a withdrawal charge and will result in payments being liquidated. the remaining unliquidated payments after the $5,000 partial withdrawal is $48,000 ($50,000 - $2,000 = $48,000).

(c) The contract has increased in value to $52,000. The unliquidated payments are $48,000 which results in $4,000 of accumulated earnings ($52,000 - $48,000 = $4,000) which is greater than 10% of payments less prior withdrawals this contract year ($5,000 - $2,000 - $5,000 [less than sign]
     0). hence the free withdrawal amount is $4,000 leaving $3,000 of the $7,000 partial withdrawal subject to a withdrawal charge. the unliquidated payments are reduced by $3,000 to $45,000.

(d) The free withdrawal amount is zero since the contract has negative accumulated earnings ($44,000 - $45,0000 [less than sign] 0) and the full 10% of payments ($5,000) has already been withdrawn. the full amount of $8,000 will result in payments being liquidated subject to a withdrawal charge. at the beginning of the next contract year the full 10% of payments would be available for withdrawal requests during that contract year.


                                   APPENDIX B

                               STATE PREMIUM TAXES

Premium taxes vary according to the state and are subject to change. In many jurisdictions there is no tax at all. For current information, a tax adviser should be consulted.

                                                      TAX RATE

                                              QUALIFIED   NON-QUALIFIED
STATE                                         CONTRACTS    CONTRACTS

-----------------------------------------------------------------------
CALIFORNIA....................                  .50%         2.35%
DISTRICT OF COLUMBIA..........                 2.25%         2.25%
KANSAS........................                  .00          2.00%
KENTUCKY......................                 2.00%         2.00%
MAINE.........................                  .00          2.00%
NEVADA........................                  .00          3.50%
PUERTO RICO...................                 1.00%         1.00%
SOUTH DAKOTA..................                  .00          1.25%
TEXAS ........................                  .04%          .04%
WEST VIRGINIA.................                 1.00%         1.00%
WYOMING.......................                  .00          1.00%


                                   APPENDIX C

                    MAXIMUM MATURITY AGES IN PENNSYLVANIA



For all contracts issued in Pennsylvania the maximum maturity age based upon the issue age of the annuitant is as follows:

     ISSUE AGE               MAXIMUM MATURITY AGE
-----------------------------------------------------
     70 or less                       85
     71-75                            86
     76-80                            88
     81-85                            90
     86-90                            93
     91-93                            96
     94-95                            98
     96-97                            99
     98-99                           101
     100-101                         102
     102                             103
     103                             104
     104                             105
     105                             106

     It is required that the annuitant exercise a settlement annuity option no later than the maximum maturity age stated above. For example an annuitant age 60 at issue must exercise a settlement option prior to the attainment of age 86. The Company will use the issue age of the youngest named annuitant in the determination of the required settlement option date.

     If contracts are issued with annuitants over age 80, a withdrawal charge could be imposed if they terminate the contract rather than elect a settlement option upon attainment of the maximum maturity age. This is a result of the restrictions by Pennsylvania in combination with the 9-year withdrawal charge schedule of the contract.

                                   APPENDIX D

EXAMPLES OF PAYMENT ENHANCEMENT CALCULATIONS

The payment enhancement is determined based on the cumulative amount of payments applied to your contract. The payment enhancements, as a percentage of payments, are shown in the table below.

                                      Payment
        Cumulative Payments         Enhancement
        $10,000 TO $499,999            3.0%
        $500,000 TO $2,499,999         4.0%
        $2,500,000 AND ABOVE           5.0%

Payment enhancements are payable only as a percentage of each specific payment applied to your contract. The two examples below demonstrate how the payment enhancement is calculated:

EXAMPLE 1 - Assume an initial payment of $400,000 and a subsequent payment of $200,000 are made into the contract. Payment enhancements would be determined as follows*:

(A) A payment enhancement of $12,000 (3% x $400,000) would be allocated among the investment options in proportion to the allocation of the $400,000 initial payment.

(B) A payment enhancement of $8,000 (4% x $200,000) would be allocated among the investment options in proportion to the allocation of the $200,000 subsequent payment.


EXAMPLE 2 - Assume an initial payment of $200,000 and a subsequent payment of $400,000 are made into the contract. Payment enhancements would be determined as follows*:

(A) A payment enhancement of $6,000 (3% x $200,000) would be allocated among the investment options in proportion to the allocation of the $200,000 initial payment.

(B) A payment enhancement of $16,000 (4% x $400,000) would be allocated among the investment options in proportion to the allocation of the $400,000 subsequent payment.

*Unless the company receives a letter of intent that the additional purchase payments will be received within 13 months of the issue date of the contract. if the company receives a letter of intent, the payment enhancement will be determined using the payment enhancement percentage associated with the total amount of purchase payments set forth in the letter of intent. (See "payment enhancement")

                                     PART B


                           INFORMATION REQUIRED IN A


                      STATEMENT OF ADDITIONAL INFORMATION

--------------------------------------------------------------------------------

                       STATEMENT OF ADDITIONAL INFORMATION
                              NASL VARIABLE ACCOUNT
--------------------------------------------------------------------------------


                                       OF


                             NORTH AMERICAN SECURITY
                             LIFE INSURANCE COMPANY


                  FLEXIBLE PURCHASE PAYMENT INDIVIDUAL DEFERRED
                            VARIABLE ANNUITY CONTRACT
                                NON-PARTICIPATING





     This Statement of Additional Information is not a Prospectus. It contains information in addition to that described in the Prospectus and should be read in conjunction with the Prospectus dated the same date as this Statement of Additional Information. The Prospectus may be obtained by writing North American Security Life Insurance Company (the "Company") at the Annuity Service Office, P.O. Box 9230, Boston, Massachusetts 02205-9230 or telephoning (617) 266-6008.

   The date of this Statement of Additional Information is             , 1997.



                 North American Security Life Insurance Company
                              116 Huntington Avenue
                           Boston, Massachusetts 02116
                                 (617) 266-6008



--------------------------------------------------------------------------------

                       STATEMENT OF ADDITIONAL INFORMATION

                                TABLE OF CONTENTS


General Information and History....................................        3
Performance Data...................................................        3
Services
       Independent Auditors........................................        6
       Servicing Agent.............................................        6
       Principal Underwriter.......................................        6
Cancellation of Contract...........................................        7
Financial Statements...............................................        8


                         GENERAL INFORMATION AND HISTORY

     The NASL Variable Account ("Variable Account") is a separate investment account of the Company, a stock life insurance company organized under the laws of Delaware in 1979. The ultimate parent of the Company is The Manufacturers Life Insurance Company ("Manulife"), a Canadian mutual life insurance Company based in Toronto, Canada. Prior to January 1, 1996, the Company was a wholly owned subsidiary of North American Life Assurance Company ("NAL"), a Canadian mutual life insurance company. On January 1, 1996 NAL and Manulife merged with the combined company retaining the Manulife name.

                                PERFORMANCE DATA

     Each of the sub-accounts may in its advertising and sales materials quote
total return figures. For periods prior to        , 1997 performance data will
be hypothetical figures based on the assumption that a contract offered by the Prospectus was issued when the sub-accounts first became available for investment under other contracts offered by the Company. Hypothetical performance figures will also be furnished for sub-accounts investing in NASL Series Trust portfolios established on December 31, 1996 in connection with the merger of Manulife Series Fund, Inc. with and into NASL Series Trust. Such figures are based on the assumption that the sub-accounts had been available for investment under a contract offered by this Prospectus when the applicable Manulife Series Fund, Inc. portfolio first became available under contracts issued by affiliates of the Company. The sub-accounts may advertise both "standardized" and "non-standardized" total return figures, although standardized figures will always accompany non-standardized figures. Such figures will always include the average annual total return for recent one year and, when applicable, five and ten year periods and, where less than ten years, the period since the sub-account first became available for investment. Where the period since inception is less than one year, the total return quoted will be the aggregate return for the period. The average annual total return is the average annual compounded rate of return that equates a purchase payment to the market value of such purchase payment on the last day of the period for which such return is calculated. The aggregate total return is the percentage change (not annualized) that equates a purchase payment to the market value of such purchase payment on the last day of the period for which such return is calculated. For purposes of the calculations it is assumed that an initial payment of $1,000 is made on the first day of the period for which the return is calculated. In calculating standardized return figures, all recurring charges (all asset charges (mortality and expense risk fees, administrative fees and distribution fees)) are reflected, and the asset charges are reflected in changes in unit values. Standardized total return figures will be quoted assuming redemption at the end of the period. Such figures may be accompanied by non-standardized total return figures that are calculated on the same basis as the standardized returns except that the calculations assume no redemption at the end of the period. The Company believes such non-standardized figures are useful to contract owners who wish to assess the performance of an ongoing contract of the size that is meaningful to the individual contract owner.

                   STANDARDIZED AVERAGE ANNUAL TOTAL RETURN FIGURES
                          CALCULATED AS OF DECEMBER 31, 1996


=====================================================================================
 TRUST PORTFOLIO               1 YEAR   5 YEAR   SINCE INCEPTION OR    INCEPTION DATE
                                                 10 YEARS, WHICHEVER
                                                     IS SHORTER
-------------------------------------------------------------------------------------
 Pacific Rim Emerging               %    N/A           0.90%              10/4/94
 Markets*
-------------------------------------------------------------------------------------
 International Small Cap        N/A      N/A               %               3/4/96
-------------------------------------------------------------------------------------
 Small/Mid Cap                  N/A      N/A               %               3/4/96
-------------------------------------------------------------------------------------
 Global Equity                      %        %             %              3/18/88
-------------------------------------------------------------------------------------
 Growth                         N/A      N/A               %              7/15/96
-------------------------------------------------------------------------------------
 Equity                             %        %             %#             6/18/85
-------------------------------------------------------------------------------------
 Quantitative Equity*               %        %             %              4/30/87
-------------------------------------------------------------------------------------
 Blue Chip Growth                   %    N/A               %             12/11/92
-------------------------------------------------------------------------------------
 Real Estate Securities*            %        %             %              4/30/87
-------------------------------------------------------------------------------------
 Int'l Growth & Income              %     N/A              %              1/09/95
-------------------------------------------------------------------------------------
 Growth and Income                  %        %             %              4/23/91
-------------------------------------------------------------------------------------
 Equity-Income                      %     N/A              %              2/19/93
-------------------------------------------------------------------------------------
 Aggressive Asset Allocation        %        %             %              8/03/89
-------------------------------------------------------------------------------------
 Moderate Asset Allocation          %        %             %              8/03/89
-------------------------------------------------------------------------------------
 Conservative Asset                 %        %             %              8/03/89
 Allocation
-------------------------------------------------------------------------------------
 Strategic Bond                     %     N/A              %              2/19/93
----------------------------------------------------------------------------
 Global Government Bond             %        %             %              3/18/88
----------------------------------------------------------------------------
 Capital Growth Bond*               %        %             %#             6/26/84
----------------------------------------------------------------------------
 Investment Quality Bond**          %        %             %              4/23/91
----------------------------------------------------------------------------
 U.S. Government                    %        %             %              5/01/89
 Securities***
----------------------------------------------------------------------------
 Money Market                       %        %             %#             6/18/85
--------------------------------------------------------------------------------

                 NON-STANDARDIZED AVERAGE ANNUAL TOTAL RETURN FIGURES
                          CALCULATED AS OF DECEMBER 31, 1996

=====================================================================================
 TRUST PORTFOLIO               1 YEAR   5 YEAR    SINCE INCEPTION OR   INCEPTION DATE
                                                  10 YEARS, WHICHEVER
                                                      IS SHORTER
-------------------------------------------------------------------------------------
 Pacific Rim Emerging               %     N/A            4.45%           10/4/94
 Markets*
-------------------------------------------------------------------------------------
 International Small Cap        N/A       N/A                %            3/4/96
-------------------------------------------------------------------------------------
 Small/Mid Cap                  N/A       N/A                %            3/4/96
-------------------------------------------------------------------------------------
 Global Equity                      %        %               %           3/18/88
-------------------------------------------------------------------------------------
 Growth                         N/A       N/A                %           7/15/96
-------------------------------------------------------------------------------------
 Equity                             %        %               %#          6/18/85
-------------------------------------------------------------------------------------
 Quantitative Equity*               %        %               %           4/30/87
-------------------------------------------------------------------------------------
 Blue Chip Growth                   %     N/A                %          12/11/92
-------------------------------------------------------------------------------------
 Real Estate Securities*            %        %               %           4/30/87
-------------------------------------------------------------------------------------
 Int'l Growth & Income              %     N/A                %           1/09/95
-------------------------------------------------------------------------------------
 Growth and Income                  %        %               %           4/23/91
-------------------------------------------------------------------------------------
 Equity-Income                      %     N/A                %           2/19/93
-------------------------------------------------------------------------------------
 Aggressive Asset Allocation        %        %               %           8/03/89
-------------------------------------------------------------------------------------
 Moderate Asset Allocation          %        %               %           8/03/89
-------------------------------------------------------------------------------------
 Conservative Asset                 %        %               %           8/03/89
 Allocation
-------------------------------------------------------------------------------------
 Strategic Bond                     %     N/A                %           2/19/93
-------------------------------------------------------------------------------------
 Global Government Bond             %        %               %           3/18/88
-------------------------------------------------------------------------------------
 Capital Growth Bond*               %        %               %#          6/26/84
-------------------------------------------------------------------------------------
 Investment Quality Bond**          %        %               %           4/23/91
-------------------------------------------------------------------------------------
 U.S. Government                    %        %               %           5/01/89
 Securities***
-------------------------------------------------------------------------------------
 Money Market                       %        %               %#          6/18/85
-------------------------------------------------------------------------------------

#10 YEAR AVERAGE ANNUAL RETURN.

* On December 31, 1996, Manulife Series Fund, Inc. merged with NASL Series Trust. Performance presented for these sub-accounts is based upon the performance of the respective predecessor Manulife Series Fund portfolio for periods to December 31, 1996. Performance for each of these sub-accounts is based on the historical expenses and performance of the predecessor Manulife Series Fund portfolio and does not reflect the current expenses that an investor would INCUR as a holder of units of the sub-account.

**   Because the Investment Quality Bond Trust changed its subadviser and investment objective effective April 23, 1991, the Company has elected to quote performance for the Investment Quality Bond Sub-account only since the date of change in order to quote returns representative of its current objective and produced by its current portfolio manager. Per share information concerning the period prior to the change appears in the Trust's Prospectus. Average annual total rates of return for the one, five, and ten year periods for the sub-account are available upon request.

***  The U.S. Government Securities Sub-account commenced operations on
March 18, 1988 by investing in shares of the Convertible Securities Trust. That Trust changed its investment objective and its investment Subadviser effective May 1, 1989, pursuant to a vote of its shareholders. In view of the change in investment objective and portfolio manager, the U.S. Government Securities Sub-account has elected to quote performance only since the date of the change in order to quote returns representative of its current objective and produced by its current portfolio manager. Per share information concerning the period prior to the change appears in the Trust's Prospectus. Average annual total rates of return for the one, five, and ten year periods for the sub-account are available upon request.

                                    * * * * *

     In addition to the non-standardized returns quoted above, each of the sub-accounts may from time to time quote aggregate non-standardized total returns calculated in the same manner as set forth above for other time periods. From time to time the Trust may include in its advertising and sales literature general discussions of economic theories, including but not limited to, discussions on how demographic and political trends can affect the financial markets. Further, the Trust may also include in its advertising and sales literature specific information on each of the Trust's subadvisers, including but not limited to, research capabilities of a subadviser, assets under management, information relating to other clients of a subadviser, and other generalized information.

                                    SERVICES

INDEPENDENT AUDITORS

     The financial statements of the Company and the Variable Account at December 31, 1996 and for the year ended appearing in this Statement of Additional Information have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and is included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The consolidated balance sheet as of December 31, 1995 and the consolidated statements of operations, capital surplus, and cash flows for each of the two years in the period ended December 31, 1995, appearing in this Statement of Additional Information have been included herein in reliance on the report, which includes language explaining the basis of accounting used and whose opinion is modified in consideration of the fact that such basis of accounting after 1996 (upon issuance of 1996 financial statements) differs from generally accepted accounting principles, of Coopers & Lybrand L.L.P., independent accountants given on the authority of said firm as experts in accounting and auditing.

     The financial statements of the Company which are included in the Statement of Additional Information should be considered only as bearing on the ability of the Company to meet its obligations under the contracts. They should not be considered as bearing on the investment performance of the assets held in the Variable Account.

SERVICING AGENT

     Vantage Computer Systems, Inc. ("Vantage") provides to the Company a computerized data processing recordkeeping system for variable annuity administration. Vantage provides various daily, semimonthly, monthly, semiannual and annual reports including: daily updates on accumulation unit values, variable annuity participants and transactions, agent production and commissions; semimonthly commission statements; monthly summaries of agent production and daily transaction reports;

semiannual statements for contract owners; and annual contract owner tax reports. Vantage receives approximately $7.50 per policy per year, plus certain other fees paid by the Company for the services provided.

PRINCIPAL UNDERWRITER

     NASL Financial Services, Inc., a wholly-owned subsidiary of the Company, serves as principal underwriter of the contracts. Contracts are offered on a continuous basis. The aggregate dollar amount of underwriting commissions paid to NASL Financial Services, Inc. in 1996, 1995 and 1994 were $83,031,288, $68,782,161 and $69,999,469, respectively. The amounts retained by NASL Financial Services, Inc. during such periods were $0, $0 and $0, respectively.

                                     PART C



                               OTHER INFORMATION

Item 24.  Financial Statements and Exhibits
          ---------------------------------


     (a) Financial Statements

          (1) Financial Statements of the Registrant, NASL Variable Account (Part B of the registration statement)(to be filed by amendment).

          (2) Financial Statements of the Depositor, North American Security Life Insurance Company (Part B of the registration statement)(to be filed by amendment).

     (b) Exhibits

          (1) (i) Resolution of the Board of Directors of North American Security Life Insurance Company establishing the NASL Variable Account - Incorporated by reference to Exhibit
                    (A)(1) to Form S-6, file number 2-93435, filed September 24, 1984 on behalf of the NASL Variable Account of North American Security Life Insurance Company.

               (ii) Resolution of the Board of Directors of North American
                    Security Life Insurance Company redesignating existing sub-accounts and dividing the NASL Variable Account to create additional sub-accounts, dated May 30, 1995 - Incorporated by reference to Exhibit (b)(1)(ii) to post-effective amendment no. 2 to Form N-4, file number 33-77878, filed March 1, 1996.

               (iii)Resolution of the Board of Directors of North American
                    Security Life Insurance Company redesignating existing sub-accounts and dividing the NASL Variable Account to create additional sub-accounts, dated February 28, 1996 -- Incorporate by reference to Exhibit (b)(1)(ii) to post-effective amendment no. 3 to Form N-4, file number 33-77878, filed February 28, 1997.

               (iv) Resolution of the Board of Directors of North American
                    Security Life Insurance Company redesignating existing sub-accounts and dividing the NASL Variable Account to create additional sub-accounts, dated September 30, 1996 -- Incorporated by reference to Exhibit (b)(1)(iv) to post-effective amendment no. 3 to Form N-4, file number 33-77878, filed February 28, 1997.

          (2) Agreements for custody of securities and similar investments - Not Applicable.

          (3) (i) Underwriting Agreement between North American Security Life Insurance Company (Depositor) and NASL Financial Services, Inc. (Underwriter) -- Incorporated by reference to Exhibit
                    (A)(3)(a) to

                    Form S-6, file number 2-93435, filed September 24, 1984 on behalf of the NASL Variable Account of North American Security Life Insurance Company.

               (ii) Promotional Agent Agreement between NASL Financial Services,
                    Inc. (Underwriter), North American Security Life Insurance Company (Depositor), Wood Logan Associates, Inc. (Promotional Agent) and NAWL Holding Company, Inc.-- Incorporated by reference to Exhibit (b)(3)(ii) to post-effective amendment no. 3 to Form N-4, file number 33-77878, filed February 28, 1997.


               (iii)Form of broker-dealer agreement between North American
                    Security Life Insurance Company, NASL Financial Services, Inc. (Underwriter), Wood Logan Associates, Inc. (Promotional Agent) and broker-dealers -- Incorporated by reference to Exhibit (b)(3)(iii) to pre-effective amendment no. 1 to Form N-4, file number 33-9960, filed February 2, 1987 on behalf of the NASL Variable Account of North American Security Life Insurance Company.

          (4) (i) Specimen Flexible Purchase Payment Individual Deferred Variable Annuity Contract, Non-Participating - Filed herewith.

          (5) Specimen Application for Flexible Purchase Payment Individual Deferred Combination Fixed and Variable Annuity Contract, Non-Participating. - Filed herewith.

          (6) (i) Certificate of Incorporation of North American Security Life Insurance Company -- Incorporated by reference to Exhibit
                    (A)(6) to Form S-6, file number 2-93435, filed September 24, 1984 on behalf of the NASL Variable Account of North American Security Life Insurance Company.

               (ii) By-laws of North American Security Life Insurance Company -
                    Incorporated by reference to Exhibit (b)(6)(ii) to post-effective amendment no. 2 to Form N-4, file number 33-77878, filed March 1, 1996.

          (7) (i) Contract of reinsurance in connection with the variable annuity contracts being offered - Reinsurance and Accounts Receivable Agreements between North American Security Life Insurance Company and ITT Lyndon Life, effective December 31, 1993, and Amendments thereto effective January 1, 1994 and December 31, 1994. Incorporated by reference to Exhibit
                    (b)(7) to Form N-4, file number 33-76684 filed March 2, 1995 on behalf of the NASL

                    Variable Account of North American Security Life Insurance Company.

               (ii) Contract of reinsurance in connection with the variable annuity contracts being offered - Variable Annuity Guaranteed Death Benefit Reinsurance Contract between North American Security Life Insurance Company and Connecticut General Life Insurance Company, effective July 1, 1995 - Incorporated by reference to Exhibit (b)(7)(ii) to post-effective amendment no. 2 to Form N-4, file number 33-77878, filed March 1, 1996.

               (iii)Contract of reinsurance in connection with the variable annuity contracts being offered - Contract between North American Security Life Insurance Company and Swiss Re America, effective August 1, 1995 - Incorporated by reference to Exhibit (b)(7)(iii) to post-effective amendment no. 2 to Form N-4, file number 33-77878, filed March 1, 1996.

          (8) Other material contracts not made in the ordinary course of business which are to be performed in whole or in part on or after the date the registration statement is filed:

               (i) Form of Remote Service Agreement dated November 1, 1996 betwen North American Security Life Insurance Company and CSC Continuum Inc. -- Incorporated by reference to Exhibit
                    (b)(8)(i) to post-effective amendment no. 3 to Form N-4, file number 33-77878, filed February 28, 1997.

          (9) Opinion of Counsel and consent to its use as to the legality of the securities being registered -- Filed herewith.

          (10) (i) Written consent of Ernst & Young L.L.P., independent auditors -- (To be filed by amendment).

               (ii) Written consent of Coopers & Lybrand L.L.P, independent accountants -- (To be filed by amendment).

          (11) All financial statements omitted from Item 23, Financial Statements - Not Applicable

          (12) Agreements in consideration for providing initial capital between or among Registrant, Depositor, Underwriter or initial contract owners -- Not Applicable.

          (13) Schedule for computation of each performance quotation provided in the Registration Statement in response to Item 21 -- Incorporated by reference to Exhibit (b)(13) to Form N-4, file number 33-28455, filed May 7, 1989 on behalf of the NASL Variable Account of North American Security Life Insurance Company. Additional files incorporated by reference to exhibit (b)(13) to NASL Variable Account Registration Statement on Form N-4 File No. 33-77878, dated April 18, 1994. Additional schedule for computation incorporated by reference to Exhibit (b)(13) to post-effective amendment no. 2 to Form N-4, file number 33-76162, filed March 1, 1996.

          (14) Financial Data Schedule -- (To be filed by amendment).

          (15) (i) Powers of Attorney - North American Security Life Insurance Company Directors -- Incorporated by reference to Exhibit (b)(14) to Form N-4, file number 33-55712, filed March 22, 1993 on behalf of the NASL Variable Account of North American Security Life Insurance Company.

               (ii) Power of Attorney - North American Security Life Insurance
                    Company Treasurer (Principal Financial and Accounting Officer) -- Incorporated by reference to Exhibit (b)(14)(b) to Form N-4, file no. 33-28455, filed April 2, 1993 on behalf of the NASL Variable Account of North American Security Life Insurance Company.

Item 25.          Directors and Officers of the Depositor.
                  ----------------------------------------

OFFICERS AND DIRECTORS OF NORTH AMERICAN SECURITY LIFE INSURANCE COMPANY

Name and Principal
Business Address                  Position with Security Life
----------------                  ---------------------------

John D. Richardson         Chairman of the Board of Directors
200 Bloor Street East
North Tower 11th Floor
Toronto, Ontario
Canada M4W-1E5

Peter S. Hutchison        Director
200 Bloor Street East
North Tower 11th Floor
Toronto, Ontario
Canada M4W-1E5





John D. DesPrez III       President and Director
73 Tremont Street
Boston, MA  02108

James Boyle               Vice President, Administration and Chief Administrative Officer
116 Huntington Avenue
Boston, MA  02116

John G. Vrysen            Vice President and Chief Actuary
73 Tremont Street
Boston, MA 02108

Hugh McHaffie             Vice President, Product Management
73 Tremont Street
Boston, MA 02108

Richard C. Hirtle         Vice President, Treasurer and Chief Operating Officer
73 Tremont Street
Boston, MA 02108

James D. Gallagher        Vice President, Secretary and General Counsel
73 Tremont Street
Boston, MA  02108

Joseph Scott              Vice President, Accumulation Life Products
73 Tremont Street
Boston, MA 02108

Janet Sweeney             Vice President, Corporate Services
73 Tremont Street
Boston, MA 02108



Item 26. Persons Controlled by or Under Common Control with Depositor or Registrant.
          ---------------------------------------------------------------

THE MANUFACTURERS LIFE INSURANCE COMPANY
(Subsidiaries Organization Chart- including certain Significant Investments)

THE MANUFACTURERS LIFE INSURANCE COMPANY (CANADA)

1.  ManuLife Holdings (Hong Kong) Limited - H.K. (100%)

2.  ManuLife Financial Systems (Hong Kong) Limited - H.K. (100%)

3.  P.T. Asuransi Jiwa Dharmala Manulife - Indonesia (51%)



4.  WT (SW) Properties Ltd. - U.K. (100%)

5.  OUB Manulife Pte. Ltd. - Singapore (50%)

6.  Manulife (Malaysia) SDN. BHD. - Malaysia (100%)

7.  Manulife (Thailand) Ltd. - Thailand (100%)

8.  Young Poong Manulife Insurance Company - Korea (50%)

9.  Ennal, Inc. - Ohio (100%)

10. First North American Realty, Inc. - Minnesota (100%)

11. NAL Resources Limited - Alberta (100%)
    (a) Nottingham Gas Limited - Saskatchewan (31%)

12. Nottingham Gas Limited - Saskatchewan (31%)

13. 484551 Ontario Limited - Ontario (100%)
    (a) 911164 Ontario Limited - Ontario (100%)

14. Peel-de Maisonneuve Investments Ltd. - Canada (50%)
    (a) 2932121 Canada Inc. - Canada (100%)

15. Balmoral Developments Inc. - Canada (100%)

16. KY Holding Corporation - Canada (100%)

17. 165351 Canada Limited - Canada (100%)

18. 172846 Canada Limited - Canada (100%)

19. 576986 Ontario Inc. - Ontario (100%)

20. Cantay Holdings Inc. - Ontario (100%)

21. Manufacturers Life Capital Corporation Inc. - Canada (100%)

22. Elliott & Page Asset Management Ltd. - Canada (100%)

23. 495603 Ontario Limited - Ontario (100%)

24. 994744 Ontario Inc. - Ontario (100%)


25. The North American Group Inc. - Ontario (100%)

26.  Manulife Investment Management Corporation - Canada (100%)
     (a)  159139 Canada Inc. - Canada (50%)
          i.  Altamira Management Ltd. - Canada (60.96%)
              A.  ACI2 Limited - Cayman (100%)
                  a/  Regent Pacific Group Limited-Cayman (63.8%)
                      a.1 Manulife Regent Investment Corporation -
                          Barbados (100%) [50% by Regent Pacific Group Limited and 50% by Manulife Data Services Inc.]
                      b.1 Manulife Regent Investment Asia Limited -
                          Hong Kong (100%)
              B. Altamira Financial Services Inc. - Ontario (100%) a/ AIS Securities (Partnership) - Ontario (100%) [5% by
                           Altamira Financial Services, Inc. and 95% by
                           Altamira Investment Services Inc.]
                  b/  Altamira Investment Services Inc. - Ontario (100%)
                      (a) AIS Securities (Partnership) - Ontario (100%)[95% by
                           by Altamira Investment Services Inc. and 5% by
                           Altamira Financial Services Inc.]
                      (b) Altamira (Alberta) Ltd. - Alberta (100%)
                      (c) Capital Growth Financial Services Inc. -
                          Ontario (100%)

27. Manulife International Investment Management Limited - U.K. (100%)
    (a) Manulife International Fund Management Limited - U.K. (100%)

28. Manulife (International) Limited - Bermuda (100%)
    (a) The Manufacturers (Pacific Asia) Insurance Company Limited
         - Hong Kong (100%)
    (b) Newtime Consultants Limited - Hong Kong (100%)

29.  Manulife Data Services Inc.- Barbados (100%)
    (a)  Manulife Regent Investment Corporation - Barbados - (100%)
              [50% by Manulife Data Services Inc. and 50% by Regent
                   Pacific Group Limited]
    (b)  Manulife Regent Investment Asia Limited - Hong Kong (100%)

30. FNA Financial Inc. - Canada (100%)
    (a) NAL Trustco Inc. - Ontario (100%)
    (b) First North America Insurance Company - Canada (100%)
    (c) Elliott & Page Limited - Ontario (100%)
    (d) Seamark Asset Management Ltd. - Canada (69.175%)
    (e) NAL Resources Management Limited - Canada (100%)




        (i) NAL Energy Inc. - Alberta (100%)

31.  ManuCab Ltd. - Canada (100%)
     (a)  Plazcab Service Limited - Canada (100%)

32. Townvest Inc. - Ontario (100%)

33. Manulife Reinsurance Corporation (U.S.A.) - Michigan (100%)
    (a) The Manufacturers Life Insurance Company (U.S.A.) - Michigan (100%)
    (b) Manulife Holding Corporation - Delaware (100%)
        i.   Manufacturers Life Mortgage Securities
                Corporation - Delaware (100%)
        ii.  Manulife Property Management of Washington, D.C., Inc.
                - Washington D.C. (100%)
        iii. Capital Design Corporation - California - (100%)
        iv.  ManEquity, Inc. - Colorado (100%)
        v.   Manulife Service Corporation - Colorado (100%)
        vi.  Succession Planning International Inc. - Wisconsin (100%)
    (c) The Manufacturers Life Insurance Company of America - Michigan (100%)
        i.   Manulife Series Fund, Inc. - Maryland (100%)
        ii.  Manufacturers Adviser Corporation - Colorado (100%)
    (d) Manulife Reinsurance Limited - Bermuda (100%)

34. The Manufacturers Investment Corporation - Michigan (100%)

35. Capitol Bankers Life Insurance Company - Minnesota (100%)

36. NAWL (North American Wood Logan Holding Company) - Delaware (85%)
    (a) Wood Logan Associates Inc. - Connecticut (100%)
        (i) Wood Logan Distributors - Connecticut (100%)
    (b) North American Security Life Insurance Company - Delaware (100%)
        (i) NASL Financial Services, Inc. - Massachusetts (100%)
        (ii) First North American Life Assurance Company - New York (100%)

37. Manulife (International) Reinsurance Limited - Bermuda (100%)
    (a)  Manulife (International) P&C Limited - Bermuda (100%)
    (b)  Manufacturers P&C Limited - Barbados (100%)

38. Manulife Financial Holdings Limited - Ontario (100%)
    (a)  742166 Ontario Inc. - Ontario (100%)
    (b)  Family Realty Firstcorp Limited - Ontario (100%)
    (c)  Thos. N. Shea Investment Corporation Limited - Ontario (100%)
    (d)  Manulife Bank of Canada - Canada (100%)
        i.  Manulife Securities International Ltd. - Canada (100%)


Item 27.  Number of Contract Owners.
          --------------------------

As of the date of filing this registration statement there were no contracts outstanding.

Item 28.  Indemnification.
          ----------------

Article 9 of the Articles of Incorporation of the Company provides as follows:

NINTH: A director of this corporation shall not be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director except to the extent such exemption from liability or limitation thereof is not permitted under the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended. Any repeal or modification of the foregoing sentence shall not adversely affect any right or protection of a director of the corporation existing hereunder with respect to any act or omission occurring prior to such repeal or modification.


Article XIV of the By-laws of the Company provides as follows:

     Each Director or officer, whether or not then in office, shall be indemnified by the Company against all costs and expenses reasonably incurred by or imposed upon him or her, including legal fees, in connection with or resulting from any claim, action, suit or proceeding, whether civil, criminal or administrative, in which he or she may become involved as a party or otherwise, by reason of his or her being or having been a Director or officer of the Company.

     (1) Indemnity will not be granted to any Director or officer with respect to any claim, action, suit or proceeding which shall be brought against such Director or officer by or in the right of the Company, and

     (2) Indemnification for amounts paid and expenses incurred in settling such action, claim, suit or proceeding, will not be granted, until it shall be determined by a disinterested majority of the Board of Directors or by a majority of any disinterested committee or group of persons to whom the question may be referred by the Board, that said Director or officer did indeed act in good faith and in a manner he or she reasonably believed to be in, or not adverse, to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonably cause to believe that his or her conduct was legal, and that the payment of such costs, expenses, penalties or fines is in the interest of the Company, and not contrary to public policy or other provisions of law.

     The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendre or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in, or not adverse, to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful. Indemnification shall be made by the corporation upon determination by a disinterested majority of the Board of Directors or of a majority of any disinterested committee or group or persons to whom the question may be referred to by said Board, that the person did indeed act in good faith and in a manner he or she reasonably believed to be in, or not adverse, to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonably cause to believe that his or her conduct was legal.

     The foregoing right to indemnity shall not be exclusive of any other rights to which such Director or officer may be entitled as a matter of law.

     The foregoing right to indemnity shall also extend to the estate of any deceased Director or officer with respect to any such claim, action, suit or proceeding in which such Director or officer or his or her estate may become involved by reason of his or her having been a Director or officer of the Company, and subject to the same conditions outlined above.


Section IX, paragraph D of the Promotional Agent Agreement among the Company (referred to therein as "Security Life"), NASL Financial and Wood/Logan (referred to therein as "Promotional Agent") provides as follows:

a. NASL Financial and Security Life agree to indemnify and hold harmless Promotional Agent, its officers, directors and employees against any and all losses, claims, damages or liabilities to which they may become subject under the Securities Act of 1933 ("1933 Act"), the 1934 Act or other federal or state statutory law or regulation, at common law or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of a material fact or any omission or alleged omission to state a material fact required to be stated or necessary to make the statements made not misleading in any registration statement for the Contracts filed pursuant to the 1933 Act or any prospectus included as a part thereof, as from time to time amended and supplemented, or any advertisement or sales literature approved in writing by NASL Financial or Security Life pursuant to Section VI, paragraph B of this Agreement.

b. Promotional Agent agrees to indemnify and hold harmless NASL Financial and Security Life, their officers, directors and employees against any and all losses, claims, damages or liabilities to which they may become subject under the 1933 Act, the 1934 Act or other federal or state statutory law or regulation, at common law or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon: (i) any oral or written misrepresentation by Promotional Agent or its officers, directors, employees or agents unless such misrepresentation is contained in any registration statement for the Contracts or Fund shares, any prospectus included as a part thereof, as from time to time amended and supplemented, or any advertisement or sales literature approved in writing by NASL Financial pursuant to Section VI, paragraph B of this Agreement or, (ii) the failure of Promotional Agent or its officers, directors, employees or agents to comply with any applicable provisions of this Agreement.

Notwithstanding the foregoing, Registrant hereby makes the following undertaking pursuant to Rule 484 under the Securities Act of 1933:

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.  Principal Underwriters.
          -----------------------

a.       North American Funds

         First North American Life Assurance Company

b.       Name and Principal                Positions and Offices
         Business Address                  with Underwriter
         ----------------                  ----------------


         John D. Richardson*              Chairman & Director

         Richard C. Hirtle**               President & Director

         John D. DesPrez III**             Director

         James D. Gallager**               Vice President, General Counsel

         John G. Vrysen**                  Treasurer

         Brian H. Buckley**                Clerk

         Lori-Ann Herbsmann***             Assistant Clerk - New York Operations

         Kimberly S. Ciccarelli**          Assistant Clerk

         E. Paige Sabine**                 Assistant Clerk


*200 Bloor Street East              ***International Corporate Center at Rye
 North Tower 11th Floor                555 Theodore Fremd Avenue
 Toronto, Ontario                      Rye, New York 10580

  Canada, M4W-1E5


**73 Tremont Street
  Boston, MA 02108

c.       None.

Item 30.  Location of Accounts and Records.
          ---------------------------------

All books and records are maintained at 116 Huntington Avenue, Boston, MA 02116 and at 73 Tremont Street, Boston, MA 02108.

Item 31.  Management Services.
          --------------------

None.

Item 32. Undertakings.
         -------------

Representation of Insurer Pursuant to Section 26 of the Investment Company Act of 1940

North American Security Life Insurance Company (the "Company") hereby represents that the fees and charges deducted under the contracts issued pursuant to this registration statement in the aggregate are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

                                   SIGNATURES


     As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, NASL Variable Account, has caused this Registration Statement to be signed on its behalf, in the City of Boston, and Commonwealth of Massachusetts on this 3rd day of April, 1997.


                                               NASL VARIABLE ACCOUNT
                                               ---------------------
                                                     (Registrant)


                                         By:   NORTH AMERICAN SECURITY
                                               ------------------------
                                               LIFE INSURANCE COMPANY
                                               ------------------------
                                                      (Depositor)


                                         By:    /s/ JOHN D. DESPREZ III
                                               ------------------------------
                                               John D. DesPrez III, President


Attest:


 /s/ JAMES D. GALLAGHER
-----------------------------
James D. Gallagher, Secretary


     Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Depositor has duly caused this Registration Statement to be signed on its behalf by the undersigned on the 3rd day of April, 1997 in the City of Boston, and Commonwealth of Massachusetts.


                                               NORTH AMERICAN SECURITY
                                               ----------------------
                                               LIFE INSURANCE COMPANY
                                               ----------------------
                                                   (Depositor)


                                         By:    /s/ JOHN D. DESPREZ III
                                               ------------------------------
                                                John D. DesPrez III, President


Attest:


 /s/ JAMES D. GALLAGHER
------ ----------------------
James D. Gallagher, Secretary

     As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities with the Depositor and on the dates indicated.



  SIGNATURE                       TITLE                          DATE




   /s/ JOHN D. DESPREZ            Director and President         April 3, 1997
  ----------------------          (Principal Executive           -------------
  John D. DesPrez                 Officer)                       (Date)



  *
  ----------------------          Director                       April 3, 1997
  Peter S. Hutchison                                             -------------
                                                                 (Date)




  ----------------------          Director and Chairman          April 3, 1997
  John D. Richardson              of the Board                   -------------
                                                                 (Date)




   /s/ RICHARD C. HIRTLE          Vice President and             April 3, 1997
  ----------------------          Treasurer (Principal           -------------
  Richard C. Hirtle               Financial and Accounting       (Date)
                                  Officer)




   *By: /s/ RICHARD C. HIRTLE                                    April 3, 1997
       -----------------------                                   --------------
       Richard C. Hirtle                                         (Date)
       Attorney-in-Fact
       Pursuant to Powers
       of Attorney

                                 EXHIBIT INDEX


Exhibit No.       Description
-----------       -----------


(b)(4)(i)         Specimen Individual Deferred Variable Annuity Contract

(b)(5)            Specimen Application

(b)(9)            Opinion as to the Legality of the Securities Being Issued
